7/19


05009824

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tai Cheung Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3528 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/19/05

Tai Cheung Holdings Limited

(Incorporated in Bermuda with limited liability)

2005 Annual Report

Contents

Financial Highlights

	2005	2004	Percentage
	HK$Million	*HK$Million*	Change
Profit Attributable to Shareholders	**210.3**	101.4	+107%
Dividends	**61.8**	30.9	+100%
Shareholders' Funds	**4,844.5**	4,496.4	+8%
Earnings Per Share	**$0.34**	$0.16	+113%
Dividends Per Share	**$0.10**	$0.05	+100%

Board of Directors

David Pun CHAN *Chairman*
Ivy Sau Ching CHAN
*Joseph Wing Siu CHEUNG
*Karl Chi Leung KWOK
William Wai Lim LAM
Wing Sau LI
*Benedict Cho Hung WOO

* *Independent non-executive directors*

Audit Committee

Karl Chi Leung KWOK *Chairman*
Ivy Sau Ching CHAN
Joseph Wing Siu CHEUNG
Benedict Cho Hung WOO

Secretary

Ivy Yee Har TAM

Bankers

Citibank, N.A.
Hang Seng Bank Limited
The Bank of East Asia, Limited
The Hongkong and Shanghai Banking Corporation Limited
UFJ Bank Limited

Auditors

PricewaterhouseCoopers
Certified Public Accountants

Registered Office

Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

Head Office

20th Floor, The Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: 2532 2688, 2522 3112
Fax: 2810 4108
2868 5230
2877 2487
Website: http://www.taicheung.com

Principal Registrars

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

Registrars in Hong Kong

Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai,
Hong Kong.

Depositary

The Bank of New York
American Depositary Receipts
101 Barclay Street,
22nd Floor West,
New York, NY 10286,
U.S.A.

Directors

David Pun CHAN, SB HonLLD

David Pun CHAN, 54, joined the group in 1973, appointed a director of its holding company in 1975 and Chairman in 1981. He has more than 25 years' experience in construction, property development and investment businesses. Currently, he is a member of Council of Lingnan University, a committee member of The Chinese General Chamber of Commerce and a director of The Hong Kong Real Estate Developers Association. He is the brother of Ivy Sau Ching Chan, another director of the Company.

Ivy Sau Ching CHAN, BA

Ivy Sau Ching CHAN, 52, has been a director of the group's holding company since 1981. She is currently a Partner with Messrs Woo, Kwan, Lee & Lo. She advises on legal matters of the businesses of the group. She is the sister of David Pun Chan, another director of the Company.

Joseph Wing Siu CHEUNG, MS

Joseph Wing Siu CHEUNG, 59, appointed a director of the group's holding company in 2004. He is a director of The Garden Company Limited and its major subsidiaries ("The Garden Group") and has over 25 years' experience in manufacturing, sales and marketing management in The Garden Group.

Karl Chi Leung KWOK, BA MBA

Karl Chi Leung KWOK, 56, has been a director of the group's holding company since 1983. He has more than 25 years' management experience in the banking and finance businesses. He is Chairman of Wing On International Holdings Limited, Wing On Company International Limited, Hong Kong Sports Development Board – Hong Kong Coaching Committee, the Board of The Trustees of Chung Chi College of The Chinese University of Hong Kong and The Hong Kong – America Center, a member of University Council and Executive Council of The Chinese University of Hong Kong, Council and Executive Council of City University of Hong Kong and Inland Revenue Board of Review, a trust member of The Outward Bound Trust of Hong Kong Limited, president of Hong Kong Sailing Federation and vice president of Sports Federation & Olympic Committee of Hong Kong, China.

William Wai Lim LAM, BBus MBA CPA CPA(Aust.) CPA(US) FCCA

William Wai Lim LAM, 41, joined the group in 1996, appointed a director of its holding company in 2004. He has more than 15 years' experience in auditing, accounting, corporate finance and strategic planning. He is also the Chief Accountant of the group.

Wing Sau LI, BA DipMS

Wing Sau LI, 52, joined the group in 1994, appointed a director of its holding company in 1997. Prior to joining the group, he worked as project manager of a project and construction management consultant company in Canada. He has more than 25 years' project management experience both in Hong Kong and Canada. He is also the Controller – Project and Construction of the group.

Benedict Cho Hung WOO, BSc

Benedict Cho Hung WOO, 67, appointed a director of the group's holding company in 2000. He is a consultant to Messrs T.S. Tong & Co. Solicitors.

Senior Management

Head of Construction

Sun Yuen LEE, BSc MASc, 63, the Construction Manager of the group. He joined the group in 1991, prior to which he was construction manager of major listed property developers. He has more than 25 years' experience in the construction industry both in Hong Kong and Singapore.

Head of Sales and Property Management

Ting Wah YUEN, FCCA, 53, the Property Manager of the group. He joined the group in 1980 initially as accountant and subsequently transferred to the Sales and Property Management division in 1991. Prior to joining the group, he was an internal auditor with a listed company. He has more than 25 years' experience in commercial and public accounting, corporate auditing, property management and property sales.

Head of US Operations

Chi Hung POON, BA MSc MBA, 58, the Vice President of the US Operations. He joined the group in 1988. He has more than 25 years' experience in property development, civil engineering and construction in the United States. He is the cousin of David Pun Chan and Ivy Sau Ching Chan, the directors of the Company.

Head of Secretarial

Yee Har TAM, FCIS, 54, the Secretari Manager of the group. She joined the grou in 1981, prior to which she was a chartere secretary and legal officer of an internation company. She has more than 25 year company secretarial experience.

Head of Information Technology

Wing Ip TANG, MBA, 55, the I T Manag and also the Senior Manager of Corpora Affairs of the group. He joined the grou in 1979 initially as accountant an subsequently transferred to the Informatic Technology division in 1982. Prior to joinir the group, he was an internal auditor wi a listed company. He has more than years' experience in commercial accountin corporate auditing and informatio technology.

Head of Human Resources

Kam Fung WONG, MBA, 40, the Huma Resources Manager of the group. She joine the group in 1993, prior to which she w the assistant personnel manager of a international hotel group. She has more th 15 years' human resources manageme experience.

The directors have pleasure in submitting their report together with the audited accounts for the year ended 31st March 2005.

Principal Activities

The principal activity of the company is investment holding. The principal activities of its subsidiaries include property investment and development, investment holding and property management. Details are set out in note 29 to the accounts.

An analysis of the group's performance for the year by business and geographical segments is set out in note 2 to the accounts.

Results and Appropriations

The results of the group for the year are set out in the consolidated profit and loss account on page 11.

The directors declared an interim dividend of HK 4 cents per ordinary share, totalling HK$24.7 million, which was paid on 18th February 2005.

The directors recommend the payment of a final dividend of HK 6 cents per ordinary share, totalling HK$37.1 million, to persons registered as shareholders on 1st September 2005.

Reserves

Movements in the reserves of the group and the company during the year are set out in note 20 to the accounts.

Fixed Assets

Details of the movements in fixed assets of the group are set out in note 11 to the accounts.

Financial Summary

A five years financial summary of the group is set out on page 44.

Long Term Liabilities

Details of the long term liabilities of the group are set out in note 21 to the accounts.

Major Properties

Particulars of major properties of the group are set out on pages 42 and 43.

Directors

The directors in office during the year and up to the date of this report are Messrs David Pun Chan, Joseph Wing Siu Cheung* (appointed on 13th September 2004), Karl Chi Leung Kwok*, William Wai Lim Lam (appointed on 13th September 2004), Wing Sau Li, Benedict Cho Hung Woo* and Ms Ivy Sau Ching Chan.

In accordance with Bye-law 83(2) of the company's Bye-laws, Mr Joseph Wing Siu Cheung an Mr William Wai Lim Lam retire from the board and, being eligible, offer themselves for re-electic at the forthcoming annual general meeting.

In accordance with Bye-law 84 of the company's Bye-laws, Mr Wing Sau Li retires from the boai by rotation and, being eligible, offers himself for re-election at the forthcoming annual gener meeting.

None of the directors has a service contract with the company which is not determinable withi one year without payment of compensation.

* independent non-executive directors

Biography of Directors and Senior Management

The biographical details of the directors and senior management are set out on pages 3 and 4.

Directors' Interests

At 31st March 2005, the interests of the directors and chief executive in the shares of the compar as recorded in the register maintained under section 352 of the Securities and Futures Ordinanc ("SFO") were as follows:

	Number of shares				
Name	Personal interests	Family interests	Corporate interests	Other interests	Tot:
David Pun Chan	108,166,971	–	*61,335,074	–	**169,502,04**
Ivy Sau Ching Chan	20,132,706	–	–	–	**20,132,70**
Karl Chi Leung Kwok	221,212	–	–	–	**221,21**
Wing Sau Li	54,000	–	–	–	**54,00**

*Note: Such shares were held through a corporation wholly owned by Mr David Pun Chan.

All the interests disclosed above represent long position in the shares of the company.

Save as disclosed above, no directors, chief executives or their associates had any interest or sho position in the shares of the company or any of its associated corporations (within the meaning ‹ Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SF or as otherwise notified to the company and The Stock Exchange of Hong Kong Limited (tl "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Liste Issuers.

During the year, the company did not grant to the directors or chief executive any right t subscribe for shares of the company.

No contracts of significance in relation to the group's business to which the company or its subsidiaries was a party and in which a director of the company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

At no time during the year was the company or its subsidiaries a party to any arrangement to enable the directors of the company to acquire benefits by means of the acquisition of shares in, or debentures of, the company or any other body corporate.

Substantial Shareholders

At 31st March 2005, the register of substantial shareholders maintained under section 336 of the SFO showed that the company has been notified of the following interest, being 5% or more in the company's issued share capital. This interest is in addition to those disclosed above in respect of the directors and chief executive:

Name	Number of shares
Chan Poon Wai Kuen	96,185,380

All the interests disclosed above represent long position in the shares of the company.

Save as disclosed above, the company has not been notified by any other person (other than a director of the company disclosed above) who has an interest or short position in the shares of the company which are required to be recorded in the register kept by the company pursuant to section 336 of the SFO as at 31st March 2005.

Purchase, Sale or Redemption of Shares

The company has not redeemed any of its shares during the year. Neither the company nor any of its subsidiaries has purchased or sold any of the company's shares during the year.

Pre-emptive Rights

No pre-emptive rights exist under Bermuda law in relation to issue of new shares by the company.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the company were entered into or existed during the year.

Major Suppliers and Customers

For the year ended 31st March 2005, the five largest suppliers and the largest supplier of th group accounted for approximately 49% and 11% respectively of the group's total purchases an the five largest customers and the largest customer of the group accounted for approximately 14(and 4% respectively of the group's turnover.

At 31st March 2005, none of the directors, their associates or any shareholder (which to th knowledge of the directors owned more than 5% of the company's share capital) had a benefici: interest in any of the group's five largest suppliers or five largest customers.

Operational Review

Liquidity and Financial Resources

The group's funding requirements are met with cash on hand, internally generated cash and, t the extent required, by external floating rate bank borrowings. Other sources of funds includ dividends received from associated companies.

At 31st March 2005, the group's borrowings net of cash, was HK$315.8 million as compared wit HK$201.3 million last year. The group's borrowings were secured by certain investment propertie and other properties held by the group with a total carrying value of HK$1,391.6 millioı Approximately 84.4% of the group's borrowings were denominated in Hong Kong dollars and th remaining 15.6% were in United States dollars. The US dollar loans are directly tied in with th business of the group's US operations, and therefore these loans are substantially hedged b assets in the same currency.

As at year end, approximately 40.8% of the group's borrowings were payable within one year an 59.2% were payable between two to five years.

The gearing ratio, which is calculated as the ratio of the bank borrowings to shareholders' fund is maintained at a low level of 8.5% at 31st March 2005. The gearing ratio was 5.8% last year.

Committed borrowing facilities available to the group, but not drawn at 31st March 2005, amounte to HK$508.0 million. Together with the receipts over the next twelve months from tenants an purchasers of the group's properties, the liquid funds of the group is adequate to meet th anticipated working capital requirement in the coming year.

Treasury Policies

The group's overall treasury and funding policy is that of risk management and control. The asse and liabilities of the group are denominated either in Hong Kong or United States dollar Accordingly, the group has minimal exposure to foreign exchange fluctuation. However, th group will closely monitor the overall currency and interest rate exposures and, when considere appropriate, the group will take the necessary actions to ensure that such exposures are proper hedged.

Human Resources

The group, excluding associated companies, employs a total of 239 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$46.5 million for the year ended 31st March 2005. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

Contingent Liabilities

The company executed corporate guarantee as part of the securities for general banking facilities granted to certain wholly-owned subsidiaries.

Corporate Governance

During the year, the company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange (the "Listing Rules") which was in force prior to 1st January 2005 except that the independent non-executive directors of the company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the company in accordance with the company's Bye-laws.

Connected Transactions

No transactions entered by the group during the year ended 31st March 2005 constituted connected transactions under the Listing Rules.

Audit Committee

An audit committee was established with written terms of reference which set out the authorities and duties of the audit committee. The function of the audit committee is to assist the Board in providing an independent review of the financial reporting processes and internal controls. The audit committee comprises four non-executive directors, namely Messrs Karl Chi Leung Kwok, Joseph Wing Siu Cheung, Benedict Cho Hung Woo and Ms Ivy Sau Ching Chan.

Auditors

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
David P. Chan
Chairman

Hong Kong, 23rd June 2005

Financial Results

I am pleased to report that the audited group profit attributable to the shareholders for the year ended 31st March 2005 amounted to HK$210.3 million, as compared with HK$101.4 million last year, representing an increase of 107%. The improvement in earnings is mainly due to the recovery of the property market and the hotel industry in Hong Kong.

An interim dividend of HK 4 cents per share was paid on 18th February 2005. The Board has recommended the payment of a final dividend of HK 6 cents per share to persons registered as shareholders on 1st September 2005. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be payable on 8th September 2005 and the total dividend for the year will be HK 10 cents per share representing 100% increase over last year.

Property Development

San Clemente Technology Park II in California was completed and all units were sold.

Construction work at Avanzado Technology Park in California will be finished by September this year. All units have been pre-sold.

During the year under review, your group purchased French Valley Airport Center in California for an approximately 940,000 sq.ft. industrial and commercial development.

The luxury residential project at Chung Hom Kok has been completed. The sales program originally planned for the end of 2004 had been postponed due to continued improvement in the luxury residential market. Sales will begin in the next few months.

Demolition works at the luxury residential project at Plunkett's Road on the Peak have been completed. Foundation and site formation works have already begun.

Hotel

The hotel industry has fully recovered fro the SARS crisis. With strong economi growth due to CEPA and solo travellers fro mainland China, we expect the Sherato Hong Kong Hotel, in which your group ha 35% interest, to have strong performanc over the next few years.

High-tech Investments

There is a recovery in the U.S. high-tec sector. Some funds that we have investe in have some of their companies preparin for IPOs or sale in the near future. W have committed a further US$3.9 million t this sector which will be invested over th next few years.

Prospects

The property market in Hong Kong ha recovered significantly over the past twelv months. One of the best performing secto is the luxury residential, which your grou is concentrating its development efforts o Another sector which is expected to perfor well is the office market due to stron economic growth and tight supply over th next few years. Your group has als substantial investments in this sector.

Our development projects are doing we in the strong U.S. market. The Sherato Hong Kong hotel will also have stron performance over the next few years.

Interest rates, even though rising graduall are still very low by historical standard All the sectors in which your group ha invested, will continue to do well in th foreseeable future.

Finally, I would like to thank all staff f their loyal support and hard work.

David P. Chan
Chairman

Hong Kong, 23rd June 2005

Consolidated Profit and Loss Account

(For the year ended 31st March 2005)

	Note	2005 HK$Million	2004 HK$Million
Turnover	2	**311.1**	182.6
Cost of property sales		**(129.1)**	(72.5)
Property expenses		**(30.0)**	(31.3)
Gross profit		**152.0**	78.8
Administrative expenses		**(38.2)**	(36.8)
Write-back of provision against properties for sale		**46.5**	41.6
Provision for investment securities		**(7.0)**	(10.1)
Operating profit	3	**153.3**	73.5
Finance costs	6	**(1.8)**	(2.2)
Share of profits of associated companies		**82.3**	38.0
Profit before taxation		**233.8**	109.3
Taxation	7	**(23.5)**	(7.9)
Profit attributable to shareholders	8	**210.3**	101.4
Dividends	9	**61.8**	30.9
Earnings per share	10	**$0.34**	$0.16

Consolidated Balance Sheet

(As at 31st March 2005)

	Note	2005 HK$Million	20[illegible] HK$Milli[illegible]
Fixed assets	11	**154.1**	15[illegible]
Associated companies	13	**1,613.5**	1,49[illegible]
Investment securities	14	**67.2**	5[illegible]
Deferred tax assets	22	**14.7**	1[illegible]
Mortgage loans receivable	15	**24.9**	2[illegible]
Current assets			
Properties for sale	16	**2,956.8**	2,73[illegible]
Properties under development		**403.3**	47[illegible]
Mortgage loans receivable	15	**0.3**	[illegible]
Debtors, deposits and prepayments	17	**30.0**	5[illegible]
Bank balances and cash		**97.5**	5[illegible]
		3,487.9	3,32[illegible]
Current liabilities			
Creditors, deposits and accruals	18	**94.2**	8[illegible]
Bank loans – secured		**59.9**	9[illegible]
Bank loans – unsecured		**50.0**	6[illegible]
Current portion of long term liabilities	21	**58.9**	4[illegible]
Land premium payable		**–**	22[illegible]
Taxation payable		**8.1**	
		271.1	51[illegible]
Net current assets		**3,216.8**	2,81[illegible]
Total assets less current liabilities		**5,091.2**	4,55[illegible]
Financed by:			
Share capital	19	**61.7**	6[illegible]
Reserves	20	**4,745.7**	4,41[illegible]
Proposed final dividend	20	**37.1**	1[illegible]
Shareholders' funds		**4,844.5**	4,49[illegible]
Long term liabilities	21	**244.5**	5[illegible]
Deferred tax liabilities	22	**2.2**	
Funds employed		**5,091.2**	4,55[illegible]

Approved by the Board of Directors on 23rd June 2005

David P. Chan
Wing Sau Li
Directors

Balance Sheet

(As at 31st March 2005)

	Note	2005 HK$Million	2004 HK$Million
Subsidiaries	12	**2,895.2**	2,897.6
Current assets			
Bank balances and cash		**1.9**	1.8
Current liabilities			
Creditors, deposits and accruals	18	**2.8**	2.3
Net current liabilities		**(0.9)**	(0.5)
Total assets less current liabilities		**2,894.3**	2,897.1
Financed by:			
Share capital	19	**61.7**	61.7
Reserves	20	**2,795.5**	2,816.9
Proposed final dividend	20	**37.1**	18.5
Shareholders' funds		**2,894.3**	2,897.1

Approved by the Board of Directors on 23rd June 2005

David P. Chan
Wing Sau Li
Directors

Consolidated Statement of Changes in Equity

(For the year ended 31st March 2005)

	Note	**2005** ***HK$Million***	20 *HK$Milli*
Shareholders' funds at the beginning of the year		**4,496.4**	4,10
Exchange differences	*20*	**(0.1)**	((
(Deficit)/surplus on revaluation of properties			
– Company and subsidiaries	*20*	**(4.4)**	[illegible]
– Associated companies	*20*	**185.5**	29
Net gains not recognised in the consolidated profit and loss account		**181.0**	30
Profit for the year	*20*	**210.3**	10
Dividends	*20*	**(43.2)**	(1
Shareholders' funds at the end of the year		**4,844.5**	4,49

Consolidated Cash Flow Statement

(For the year ended 31st March 2005)

	Note	**2005**	2004
		HK$Million	*HK$Million*
Cash flows from operating activities			
Cash used in operations	*28*	**(172.5)**	(22.4)
Interest paid		**(5.2)**	(4.2)
Hong Kong profits tax and overseas tax (paid)/refund		**(3.9)**	0.4
Net cash used in operating activities		**(181.6)**	(26.2)
Cash flows from investing activities			
Purchase of fixed assets		**(1.4)**	(0.2)
Interest received		**0.9**	0.2
Dividends received from associated companies		**90.6**	14.4
Investment in investment securities		**(18.4)**	(18.8)
Increase in mortgage loans receivable		**(1.6)**	(2.7)
Repayments of amounts due from associated companies		**40.3**	9.8
Net cash from investing activities		**110.4**	2.7
Cash flows from financing activities			
New bank loans		**258.4**	38.7
Repayments of bank loans		**(103.9)**	(21.0)
Dividends paid		**(43.2)**	(12.4)
Net cash from financing activities		**111.3**	5.3
Net increase/(decrease) in bank balances and cash		**40.1**	(18.2)
Bank balances and cash at the beginning of the year		**57.5**	75.8
Effect of foreign exchange rate changes		**(0.1)**	(0.1)
Bank balances and cash at the end of the year		**97.5**	57.5

1. Principal Accounting Policies

The principal accounting policies adopted in the preparation of the accounts are set out below:

(a) Basis of Preparation

The accounts have been prepared in accordance with accounting principles generally accepted Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certifi Public Accountants ("HKICPA"). The accounts are prepared under the historical cost convention modified by the revaluation of investment properties and investments in associated companies.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards ar Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginni on or after 1st January 2005. The group has not early adopted these new HKFRSs in the accounts f the year ended 31st March 2005. The group has already commenced an assessment of the impact these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have significant impact on its results of operations and financial position.

(b) Basis of Consolidation

(i) The consolidated accounts include the accounts of the company and its subsidiaries for tl year ended 31st March 2005 and the group's share of results of its associated companies ai the relevant share of their post-acquisition reserves. The accounts of the associated compani used for this purpose cover a year ended not more than six months before the company's ye end. Where a significant event occurs between the associates' year end and that of the grou adjustments are made in the consolidated accounts for the effect of the event.

(ii) Subsidiaries are those entities in which the group, directly or indirectly, controls more th half of the voting power, has the power to govern the financial and operating policies, appoint or remove a majority of the members of the board of directors or to cast a majority votes at the meetings of the board of directors.

(iii) The results of subsidiaries acquired or disposed of during the year are included in tl consolidated profit and loss account from the effective date of acquisition or up to t effective date of disposal, as appropriate.

(iv) In the company's balance sheet, the investments in subsidiaries are stated at cost less provisi for impairment losses. The results of subsidiaries are accounted for by the company on t basis of dividend income.

1. **Principal Accounting Policies (continued)**

(c) Associated Companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long term and significant influence is exercised in its management.

Investments in associated companies are stated in the consolidated balance sheet at the group's share of net assets adjusted to reflect directors' valuation of properties held by the associated companies.

(d) Investment Securities

Investment securities are stated at cost less any provision.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to their fair value. The provision is recognised as an expense in the profit and loss account.

(e) Properties for Sale and under Development

Properties for sale and under development are stated at the lower of cost, which includes interest and financial charges on loans obtained for the development of properties, and estimated net realisable value. Net realisable value is determined by reference to the price ultimately expected to be realised in the ordinary course of business less all anticipated costs.

(f) Investment Properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential.

Investment properties held on leases with unexpired periods greater than twenty years are valued annually by independent valuers. The valuations are on an open market value basis, related to individual properties, and separate values are not ascribed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties valuation reserve; decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are charged to operating profit. Any subsequent increases are credited to operating profit up to the amount previously charged.

Investment properties held on leases with unexpired periods of twenty years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the investment properties valuation reserve realised in respect of previous valuations is transferred from the investment properties valuation reserve to the profit and loss account.

1. **Principal Accounting Policies (continued)**

(g) Other Fixed Assets

Other fixed assets are stated at cost less accumulated depreciation and accumulated impairme losses. Other fixed assets are depreciated at an annual rate of 20% to write off their cost le accumulated impairment losses over their estimated useful lives on a straight-line basis.

At each balance sheet date, both internal and external sources of information are considered assess whether there is any indication that fixed assets are impaired. If any such indication exist the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognise in the profit and loss account to reduce the asset to its recoverable amount.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds ar the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(h) Mortgage Loans Receivable

Provision is made against mortgage loans receivable to the extent they are considered to t doubtful. Mortgage loans receivable in the balance sheet are stated net of such provision.

(i) Deferred Taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arisir between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxatic rates enacted or substantively enacted by the balance sheet date are used to determine deferre taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will t available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries ar associated companies, except where the timing of the reversal of the temporary difference can t controlled and it is probable that the temporary difference will not reverse in the foreseeable futur

1. Principal Accounting Policies (continued)

(j) Revenue Recognition

(i) *Sales of properties*

Revenue on sales of properties is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the properties sold. The group considers that the significant risks and rewards of ownership are transferred when the buildings or the portions thereof contracted for sale are completed and the relevant occupation permits have been issued by the authorities.

(ii) *Rental income*

Rental income from letting the group's portfolio of investment properties and other properties is recognised on a straight-line basis over the lease term.

(iii) *Interest income*

Interest income is recognised on a time proportion basis, taking into account of the principal amounts outstanding and the interest rates applicable.

(iv) *Dividend income*

Dividend income is recognised when the group's right to receive payment is established.

(v) *Property management fee*

Property management fee is recognised when the services are rendered.

(k) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged or credited to the profit and loss account on a straight-line basis over the lease term.

1. **Principal Accounting Policies (continued)**

(l) Employee Benefits

(i) Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when th
accrue to employees. A provision is made for the estimated liability for annual leave and lo
service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time
leave.

(ii) Provident fund scheme

For the non-contributory defined contribution provident fund scheme, regular month
contributions payable by the group at the rate specified in the trust deed are expensed
incurred. Contributions to the scheme by the group are calculated as a percentage of employe
basic salaries. Where there are employees who leave the scheme prior to vesting fully in t
contributions, the contributions payable by the group are reduced by the amount of forfeit
contributions. The assets of the scheme are held separately from those of the group in fun
under the control of a professional trustee and are managed by an independent fund manag

For the mandatory provident fund scheme, the group's contributions are at 5% of the employe
relevant income as defined in the Hong Kong Mandatory Provident Fund Schemes Ordinan
up to a maximum of HK$1,000 per employee per month, and are expensed as incurred.

(m) Foreign Currencies

Transactions in foreign currencies are translated into Hong Kong dollars at exchange rates ruling
the transaction dates. Monetary assets and liabilities denominated in foreign currencies at t
balance sheet date are translated at the rates of exchange ruling at the balance sheet date.
exchange differences are included in the determination of operating profit.

The balance sheet of subsidiaries expressed in foreign currencies are translated into Hong Ko
dollars at the rates of exchange ruling at the balance sheet date whilst the profit and loss account
translated at an average rate. Exchange differences are dealt with as movements in exchan
fluctuation reserve.

1. Principal Accounting Policies (continued)

(n) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(o) Segment Reporting

In accordance with the group's internal financial reporting, the group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of properties for sale, properties under development, investment securities, fixed assets, receivables and operating cash excluding taxation. Segment liabilities comprise operating liabilities excluding taxation. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, turnover, operating results, total assets and capital expenditure are based on the country in which the relevant assets are located.

2. Turnover and Segment Information

The group is principally engaged in property investment and development, investment holding and property management. Turnover recognised during the year comprises:

	2005	2004
	HK$Million	*HK$Million*
Gross proceeds from sales of properties	**206.7**	81.6
Gross rental income from		
– investment properties	**9.4**	10.5
– other properties	**88.4**	84.2
Interest income	**0.9**	0.2
Property management fees	**5.7**	6.1
	311.1	182.6

2. Turnover and Segment Information (continued)

(a) Primary reporting format – business segments

	Property development 2005 *HK$Million*	Property leasing 2005 *HK$Million*	Property management 2005 *HK$Million*	Hotel operation 2005 *HK$Million*	Investment holding 2005 *HK$Million*	Grou 20(*HK$Millio*
Turnover	206.7	97.8	5.7	–	0.9	311
Segment results before provision	21.9	89.5	2.7	–	0.5	114
Write-back of provision for properties	45.9	0.6	–	–	–	46
Provision for investment securities	–	–	–	–	(7.0)	(7
Segment results	67.8	90.1	2.7	–	(6.5)	154
Unallocated costs						(0
Operating profit						153
Finance costs						(1
Share of profits of associated companies	0.5	–	–	81.8	–	82
Profit before taxation						233
Taxation						(23
Profit attributable to shareholders						210
Segment assets	1,785.0	1,816.4	37.0	–	95.7	3,734
Associated companies	11.8	–	–	1,604.5	(2.8)	1,613
Unallocated assets						14
Total assets						5,362
Segment liabilities	374.1	93.2	36.0	–	4.2	507
Unallocated liabilities						10
Total liabilities						517
Capital expenditure	1.3	–	0.1	–	–	1
Depreciation	0.4	–	–	–	–	0

2. **Turnover and Segment Information (continued)**

(a) **Primary reporting format – business segments (continued)**

	Property development 2004 *HK$Million*	Property leasing 2004 *HK$Million*	Property management 2004 *HK$Million*	Hotel operation 2004 *HK$Million*	Investment holding 2004 *HK$Million*	Group 2004 *HK$Million*
Turnover	81.6	94.7	6.1	–	0.2	182.6
Segment results before provision	(44.2)	85.4	2.2	–	(0.6)	42.8
Write-back of provision for properties	16.3	25.3	–	–	–	41.6
Provision for investment securities	–	–	–	–	(10.1)	(10.1)
Segment results	(27.9)	110.7	2.2	–	(10.7)	74.3
Unallocated costs						(0.8)
Operating profit						73.5
Finance costs						(2.2)
Share of profits of associated companies	0.2	–	–	37.8	–	38.0
Profit before taxation						109.3
Taxation						(7.9)
Profit attributable to shareholders						101.4
Segment assets	1,684.2	1,751.1	34.5	–	96.7	3,566.5
Associated companies	48.7	–	–	1,444.1	(2.0)	1,490.8
Unallocated assets						12.8
Total assets						5,070.1
Segment liabilities	470.3	64.6	32.9	–	2.9	570.7
Unallocated liabilities						3.0
Total liabilities						573.7
Capital expenditure	0.2	–	–	–	–	0.2
Depreciation	0.2	–	–	–	–	0.2

2. Turnover and Segment Information (continued)

(b) Secondary reporting format – geographical segments

	Turnover	Operating profit	Total assets	Capit expenditu
	2005	**2005**	**2005**	**200**
	HK$Million	***HK$Million***	***HK$Million***	***HK$Millio***
Hong Kong	**225.5**	**138.4**	**5,204.0**	**1.**
United States of America	**85.6**	**14.9**	**158.3**	**0.**
	311.1	**153.3**	**5,362.3**	**1.**

	Turnover	Operating profit/(loss)	Total assets	Capit expenditu
	2004	2004	2004	20(
	HK$Million	*HK$Million*	*HK$Million*	*HK$Millic*
Hong Kong	182.3	78.8	4,999.8	0
United States of America	0.3	(5.3)	70.3	0
	182.6	73.5	5,070.1	0

3. Operating Profit

	2005	20(
	HK$Million	*HK$Millic*
Operating profit is stated after charging the following:		
Auditors' remuneration	**0.9**	0
Depreciation	**0.4**	0
Loss on disposal of fixed assets	**0.1**	
Operating lease rentals in respect of land and buildings	**4.2**	5
Outgoings in respect of		
– investment properties	**3.0**	3
– other properties	**3.2**	3

4. Staff Costs

The amount of staff costs (excluding directors' emoluments as disclosed in note 5) charged to the consolidated profit and loss account represents:

	2005 **HK$Million**	2004 *HK$Million*
Salaries and allowances	**43.9**	40.5
Provident fund contributions less forfeitures (note (a))	**2.6**	2.7
Less: Recharge of staff costs to building management funds (note (b))	**(20.0)**	(19.0)
	26.5	24.2

Note:

(a) Forfeited contributions totalling HK$0.1 million (2004: Nil) arising from employees leaving the scheme were utilised to offset contributions during the year. At the balance sheet date, there was no forfeited contribution (2004: Nil) which is available to reduce the contributions payable in future years. Contributions payable at the year end was HK$0.2 million (2004: HK$0.2 million).

(b) Recharge of staff costs is reimbursed for property management services rendered.

5. Directors' and Senior Management's Emoluments

(a) Directors' emoluments

	2005 **HK$Million**	2004 *HK$Million*
Fees	**0.4**	0.2
Salaries and other emoluments	**3.7**	2.9
Bonuses	**0.3**	–
Provident fund contributions	**0.4**	0.3
	4.8	3.4

The emoluments of the directors are analysed as follows:

	Number of directors	
	2005	2004
HK$Nil – HK$1,000,000	**4**	3
HK$1,000,001 – HK$1,500,000	**2**	1
HK$2,000,001 – HK$2,500,000	**1**	1

Emoluments paid to independent non-executive directors during the year amounted to HK$127,500 (2004: HK$60,000).

5. Directors' and Senior Management's Emoluments (continued)

(b) Five highest paid individuals

The five highest paid individuals of the group included two (2004: two) directors of the compan details of whose emoluments are set out above. The emoluments of the remaining three (200 three) highest paid employees of the group are as follows:

	2005 **HK$Million**	200 HK$Millio
Salaries and other emoluments	**3.2**	3.
Bonuses	**0.2**	
Provident fund contributions	**0.2**	0.
	3.6	3.

The above emoluments are analysed as follows:

	Number of employee	
	2005	200
HK$1,000,001 – HK$1,500,000	**3**	

6. Finance Costs

	2005 **HK$Million**	200 HK$Millio
Finance costs comprise the following:		
Interest on bank loans and overdrafts wholly repayable within five years	**5.2**	4.
Less: Amount capitalised in properties under development	**(3.4)**	(2.
	1.8	2.

7. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the year.

	2005	2004
	HK$Million	*HK$Million*
Current taxation		
Hong Kong profits tax	**9.8**	1.7
Overseas tax	**1.1**	–
Deferred taxation	**(1.6)**	(0.6)
Deferred taxation resulting from an increase in taxation rate	**–**	(0.9)
	9.3	0.2
Share of taxation attributable to associated companies	**14.2**	7.7
	23.5	7.9

The taxation on the group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	2005	2004
	HK$Million	*HK$Million*
Profit before taxation	**233.8**	109.3
Theoretical tax at a taxation rate of 17.5% (2004: 17.5%)	**40.9**	19.1
Effect of different taxation rate in other country	**0.6**	–
Expenses not deductible for taxation purposes	**1.3**	0.9
Utilisation of previously unrecognised tax losses	**(19.4)**	(15.2)
Tax losses not recognised	**0.2**	2.1
Increase in opening net deferred tax liabilities resulting from an increase in taxation rate	**–**	1.0
Other temporary differences	**(0.1)**	–
Taxation charge	**23.5**	7.9

8. Profit Attributable to Shareholders

The profit attributable to shareholders for the year includes a profit of the company to the extent c HK$40.4 million (2004: HK$15.3 million).

9. Dividends

	2005	200
	HK$Million	*HK$Millio*
Interim, paid, of HK 4 cents (2004: HK 2 cents) per ordinary share	**24.7**	12.
Final, proposed, of HK 6 cents (2004: HK 3 cents) per ordinary share (note (a))	**37.1**	18.
	61.8	30.

Note:

(a) At a meeting held on 23rd June 2005, the directors proposed a final dividend of HK 6 cents per ordinary share. Th proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriatio of retained profits for the year ending 31st March 2006.

10. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$210. million (2004: HK$101.4 million) and ordinary shares in issue of 617,531,425 (2004: 617,531,425).

11. Fixed Assets

Group

	Investment properties, at valuation *HK$Million*	Other fixed assets, at cost *HK$Million*	**Total** ***HK$Million***
Cost or valuation			
At 1st April 2004	156.5	36.0	**192.5**
Additions	–	1.4	**1.4**
Disposals	–	(1.9)	**(1.9)**
Deficit on revaluation (note 20)	(4.4)	–	**(4.4)**
At 31st March 2005	152.1	35.5	**187.6**
Accumulated depreciation			
At 1st April 2004	–	34.8	**34.8**
Charge for the year	–	0.4	**0.4**
Disposals	–	(1.7)	**(1.7)**
At 31st March 2005	–	33.5	**33.5**
Net book value			
At 31st March 2005	152.1	2.0	**154.1**
At 31st March 2004	156.5	1.2	**157.7**

Investment properties are held in Hong Kong and their net book values are analysed as follows:

	2005 ***HK$Million***	2004 *HK$Million*
On long term leases of over 50 years	**7.1**	6.5
On medium term leases of between 20 to 50 years	**145.0**	150.0
	152.1	156.5

Investment properties were revalued on 31st March 2005 by CB Richard Ellis Limited, an independent firm of professional valuers, on an open market value basis.

12. Subsidiaries

	Company	
	2005	200
	HK$Million	*HK$Millio*
Unlisted shares, at cost	**2,349.2**	2,349.
Amount due from a subsidiary	**546.0**	548.
	2,895.2	2,897.

The amount due from a subsidiary is unsecured, interest free and has no fixed terms of repaymen Particulars of subsidiaries are shown in note 29 to the accounts.

13. Associated Companies

	Group	
	2005	200
	HK$Million	*HK$Millio*
Share of net assets	**1,603.5**	1,440.
Amounts due from associated companies less provision	**10.0**	50.
	1,613.5	1,490.

The amounts due from associated companies are unsecured, interest free and have no fixed terms c repayment.

Other particulars of associated companies are shown in note 29 to the accounts.

A summary of the financial information of Consolidated Hotels Limited, a significant associated compan of the group, is as follows:

Results for the year

	2005	200
	HK$Million	*HK$Millio*
Turnover	**652.4**	437.
Profit after taxation	**193.0**	85.

13. Associated Companies (continued)

Net assets

	2005	2004
	HK$Million	*HK$Million*
Non-current assets	**5,210.0**	4,730.0
Current assets	**215.1**	190.9
Current liabilities	**(455.2)**	(306.4
Non-current liabilities	**(323.5)**	(426.4
	4,646.4	4,188.1

Consolidated Hotels Limited adopts 31st December as its financial year end date. The above information is based on the audited accounts of Consolidated Hotels Limited for the years ended 31st December 2004 and 2003 and adjusted in accordance with the accounting policy of the group.

A hotel property owned by Consolidated Hotels Limited was revalued by the directors at 31st March 2005 based on a valuation performed by CB Richard Ellis Limited using an existing use basis. The surplus on revaluation of HK$185.5 million (2004: HK$297.2 million) was credited to capital reserve (note 20).

14. Investment Securities

	Group	
	2005	2004
	HK$Million	*HK$Million*
Unlisted equity securities, at cost	**123.3**	104.9
Less: Provision	**(56.1)**	(49.1
	67.2	55.8

15. Mortgage Loans Receivable

Mortgage loans receivable carry interest at 1% over the Hong Kong dollars prime rate with interest free periods of 18 months to 3 years from the respective dates when the mortgage loans were drawn. Repayments will commence after the expiry of the interest free period and will be by instalments over a period of 10 years to 23 years thereafter.

16. Properties for Sale

At 31st March 2005, the carrying amount of properties for sale of the group that are carried at net realisable value amounted to HK$1,901.6 million (2004: HK$2,309.3 million).

17. Debtors, Deposits and Prepayments

	Group	
	2005	2004
	HK$Million	*HK$Million*
Debtors, aged		
0-3 months	**21.1**	45.8
Over 3 months	**–**	2.[illegible]
	21.1	47.9
Deposits and prepayments	**8.9**	10.[illegible]
	30.0	58.0

Credit terms given to customers vary and are generally within 3 months.

18. Creditors, Deposits and Accruals

	Group		Company	
	2005	2004	**2005**	2004
	HK$Million	*HK$Million*	***HK$Million***	*HK$Million*
Creditors, aged				
0-3 months	**5.9**	7.6	**–**	–
Over 3 months	**3.2**	0.5	**–**	–
	9.1	8.1	**–**	–
Deposits and accruals	**85.1**	78.8	**2.8**	2.[illegible]
	94.2	86.9	**2.8**	2.[illegible]

19. Share Capital

	2005	2004
	HK$Million	*HK$Million*
Authorised:		
1,000,000,000 (2004: 1,000,000,000) ordinary shares of HK$0.1 each	**100.0**	100.0
Issued and fully paid:		
617,531,425 (2004: 617,531,425) ordinary shares of HK$0.1 each	**61.7**	61.7

20. Reserves

	Investment properties valuation reserve *HK$Million*	Capital reserve *HK$Million*	Exchange fluctuation reserve *HK$Million*	Retained profits *HK$Million*	Contributed surplus *HK$Million*	**Total** ***HK$Million***
Group						
At 1st April 2003	3.9	1,040.9	0.8	2,647.7	348.0	**4,041.3**
Exchange differences	–	–	(0.1)	–	–	**(0.1)**
Surplus on revaluation of properties						
– Company and subsidiaries	7.3	–	–	–	–	**7.3**
– Associated companies (note 13)	–	297.2	–	–	–	**297.2**
Profit for the year	–	–	–	101.4	–	**101.4**
2004 interim dividend paid	–	–	–	(12.4)	–	**(12.4)**
At 31st March 2004	11.2	1,338.1	0.7	2,736.7	348.0	**4,434.7**
Representing:						
2004 final dividend proposed						**18.5**
Reserves at 31st March 2004						**4,416.2**
						4,434.7
Company and subsidiaries	11.2	–	0.7	2,675.3	348.0	**3,035.2**
Associated companies	–	1,338.1	–	61.4	–	**1,399.5**
	11.2	1,338.1	0.7	2,736.7	348.0	**4,434.7**
Company						
At 1st April 2003	–	–	–	889.2	1,943.3	**2,832.5**
Profit for the year	–	–	–	15.3	–	**15.3**
2004 interim dividend paid	–	–	–	(12.4)	–	**(12.4)**
At 31st March 2004	–	–	–	892.1	1,943.3	**2,835.4**
Representing:						
2004 final dividend proposed						**18.5**
Reserves at 31st March 2004						**2,816.9**
						2,835.4

20. Reserves (continued)

	Investment properties valuation reserve *HK$Million*	Capital reserve *HK$Million*	Exchange fluctuation reserve *HK$Million*	Retained profits *HK$Million*	Contributed surplus *HK$Million*	**Tota** ***HK$Millio***
Group						
At 1st April 2004	11.2	1,338.1	0.7	2,736.7	348.0	**4,434.**
Exchange differences	–	–	(0.1)	–	–	**(0.**
(Deficit)/surplus on revaluation of properties						
– Company and subsidiaries (note 11)	(4.4)	–	–	–	–	**(4.**
– Associated companies (note 13)	–	185.5	–	–	–	**185.**
Profit for the year	–	–	–	210.3	–	**210.**
2004 final dividend paid	–	–	–	(18.5)	–	**(18.**
2005 interim dividend paid	–	–	–	(24.7)	–	**(24.**
At 31st March 2005	6.8	1,523.6	0.6	2,903.8	348.0	**4,782.**
Representing:						
2005 final dividend proposed						**37.**
Reserves at 31st March 2005						**4,745.**
						4,782.
Company and subsidiaries	6.8	–	0.6	2,865.0	348.0	**3,220.**
Associated companies	–	1,523.6	–	38.8	–	**1,562.**
	6.8	1,523.6	0.6	2,903.8	348.0	**4,782.**
Company						
At 1st April 2004	–	–	–	892.1	1,943.3	**2,835.**
Profit for the year	–	–	–	40.4	–	**40.**
2004 final dividend paid	–	–	–	(18.5)	–	**(18.**
2005 interim dividend paid	–	–	–	(24.7)	–	**(24.**
At 31st March 2005	–	–	–	889.3	1,943.3	**2,832.**
Representing:						
2005 final dividend proposed						**37.**
Reserves at 31st March 2005						**2,795.**
						2,832.

20. Reserves (continued)

The contributed surplus is related to the group's restructuring in prior year. The distributable reserves of the company at 31st March 2005 amounted to HK$2,832.6 million (2004: HK$2,835.4 million).

21. Long Term Liabilities

	Group	
	2005	2004
	HK$Million	*HK$Million*
Secured bank loans wholly repayable within five years	**303.4**	96.9
Less: Current portion of long term liabilities	**(58.9)**	(42.0)
	244.5	54.9

The maturity of the group's long term liabilities is as follows:

	2005	2004
	HK$Million	*HK$Million*
Secured bank loans		
Within one year	**58.9**	42.0
In the second year	**4.0**	54.9
In the third to fifth years	**240.5**	–
	303.4	96.9

22. Deferred Tax Assets/(Liabilities)

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2004: 17.5%). Movements in the deferred tax assets and liabilities during the year are as follows:

Deferred tax assets

	Group Tax losses	
	2005	2004
	HK$Million	*HK$Million*
At the beginning of the year	**12.8**	10.8
Credited to profit and loss account	**1.9**	2.0
At the end of the year	**14.7**	12.8

22. Deferred Tax Assets/(Liabilities) (continued)

Deferred tax liabilities

	Group Accelerated depreciatio allowances	
	2005	200
	HK$Million	*HK$Millio*
At the beginning of the year	**1.9**	1.
Charged to profit and loss account	**0.3**	0.
At the end of the year	**2.2**	1.

Deferred tax assets of HK$93.5 million (2004: HK$115.5 million) arising from unused tax losses o HK$470.5 million (2004: HK$582.3 million) have not been recognised in the accounts. Included in sucl unused tax losses are amounts of HK$403.1 million (2004: HK$500.0 million) which have no expiry date The remaining balance will expire at various dates up to and including 2024.

23. Pledge of Assets

Certain properties for sale, properties under development and investment properties of the group with carrying value of HK$1,391.6 million (2004: HK$966.4 million) have been pledged to banks as security fo facilities granted to the extent of HK$648.3 million (2004: HK$377.5 million) against which HK$363. million (2004: HK$195.8 million) has been utilised at the balance sheet date.

24. Commitments

	Group	
	2005	200
	HK$Million	*HK$Millio*
Capital commitment in respect of investment securities	**98.0**	89.
Development expenses contracted but not provided for in respect of properties under development	**20.3**	37.
	118.3	127.

25. Lease Commitments

The group had future aggregate minimum lease payments under non-cancellable operating leases in respect of properties as follows:

	Group	
	2005	2004
	HK$Million	*HK$Million*
Not later than one year	**3.0**	5.[illegible]
Later than one year and not later than five years	**11.7**	15.[illegible]
Later than five years	**1.1**	0.[illegible]
	15.8	21.[illegible]

26. Future Operating Lease Receivables

The group had future minimum lease receivables under non-cancellable operating leases in respect of properties as follows:

	Group	
	2005	2004
	HK$Million	*HK$Million*
Not later than one year	**67.9**	62.[illegible]
Later than one year and not later than five years	**59.5**	62.[illegible]
	127.4	124.[illegible]

27. Contingent Liabilities

	Company	
	2005	2004
	HK$Million	*HK$Million*
Guarantees for credit facilities drawn down by subsidiaries	**413.3**	258.[illegible]

28. Consolidated Cash Flow Statement

Reconciliation of profit before taxation to cash used in operations:

	2005	2004
	HK$Million	*HK$Million*
Profit before taxation	**233.8**	109.3
Share of profits of associated companies	**(82.3)**	(38.0
Write-back of provision against properties for sale	**(46.5)**	(41.6
Provision for investment securities	**7.0**	10.1
Loss on disposal of fixed assets	**0.1**	–
Depreciation	**0.4**	0.2
Interest expenses	**1.8**	2.2
Interest income	**(0.9)**	(0.2
Exchange differences	**(0.1)**	–
Operating profit before working capital changes	**113.3**	42.0
(Increase)/decrease in properties for sale	**(170.5)**	72.5
Decrease/(increase) in properties under development	**74.3**	(342.6
Decrease/(increase) in debtors, deposits and prepayments	**28.1**	(42.4
Increase in creditors, deposits and accruals	**7.3**	23.1
(Decrease)/increase in land premium payable	**(225.0)**	225.0
Cash used in operations	**(172.5)**	(22.4

29. Particulars of Subsidiaries and Associated Companies

	Subsidiaries	Principal Activities	Issued ordinary share capital held by Group %	Issued ordinary share capital held by Company %	Issue ordinar shar capita HK
	Tai Cheung (B.V.I.) Company Limited	Investment holding	100	100	78
	Tai Cheung Properties Limited	Investment holding and property development	100	–	386,633,75
	Acmax Enterprises Limited (formerly known as Tai Cheung Properties (China) Limited)	Property development	100	–	
	Acura Enterprises Limited	Property development	100	–	
	Alsoic Limited	Property development	100	–	
	Antier Investment Company Limited	Property development	100	–	30
	Avanzado Technology Park, Inc.	Property development	100	–	7,99
	Buruda Limited	Investment holding	100	–	
+	Centrax Limited	Property investment	100	–	
	Cosmopolitan Estates Limited	Property investment	100	–	1,000,00
	Denmore Limited	Investment holding	100	–	
	Dumex Limited	Investment holding	100	–	3,000,00
	Edward Contractors, Inc.	Contracting services	100	–	77,24
	Enrich Investments Limited	Property development	100	–	
	Fliutshire Properties Limited	Property development	100	–	
	French Valley Industrial Development, Inc.	Property development	100	–	7,78
	Hoi Ka Company Limited	Property development	100	–	1,000,00
	Jaco Limited	Property development	100	–	
	Jumbo Realty Limited	Property development	100	–	36,000,00
	Junco (Nominees) Limited	Nominee company	100	–	20
	Karness Limited	Investment holding	100	–	
	Kenic Properties Limited	Investment holding	100	–	20
	Lee May Investments Limited	Property development	100	–	6
	Maidstone Construction Company Limited	Construction	100	–	600,00
+	South Land Enterprises Limited	Property development	100	–	
	Sum Lung Investment Company Limited	Property development	100	–	10,000,00
	Tai Cheung Capital Limited	Investment holding	100	–	5,000,00
	Tai Cheung Construction Company Limited	Property development	100	–	500,00
	Tai Cheung Management Company Limited	Property management	100	–	4,500,00
	Tai Cheung Secretaries Limited	Corporate secretary	100	–	
	Taico Properties, Inc.	Property development	100	–	109,359,74
	Talega Technology Park, Inc.	Property development	100	–	1,879,55
	Tareau International Company Limited	Investment holding	100	–	
	Tatrine Development Company Limited	Property development	100	–	2
	Turnhouse Limited	Property development	100	–	
	Walsmith Corporation Limited	Investment holding	100	–	
	Wang Yip Construction Company Limited	Construction	100	–	5,000,00
	Winfield Investments Limited	Property development	100	–	
+	Woodmont Investments Limited	Property development	100	–	
	Y Lee Enterprises Limited	Property development	100	–	14,000,00
	Yescott International Limited	Investment holding	100	–	
	Zebrine Investments Limited	Property development	100	–	2

29. Particulars of Subsidiaries and Associated Companies (continued)

Associated Companies	Principal Activities	Issued ordinary share capital held by Group %	by Company %
** Consolidated Hotels Limited	Hotel investment	35	–
*,** Macfull Limited	Property development	20	–
*,** Macfull Finance Limited	Investment holding	20	–
** Shepherd Investments Limited	Investment holding	48	–

All subsidiaries and associated companies are incorporated in Hong Kong except Avanzado Technology Park, Inc., Edward Contractors, Inc., French Valley Industrial Development, Inc., Taico Properties, Inc. and Talega Technology Park, Inc. which are incorporated in the U.S.A.; Alsoic Limited, Buruda Limited and Tai Cheung (B.V.I.) Company Limited which are incorporated in the British Virgin Islands, and Karness Limited which is incorporated in the Cook Islands. The principal country of operation is the same as the country of incorporation except for Tai Cheung (B.V.I.) Company Limited, Alsoic Limited, Buruda Limited and Karness Limited which operate internationally.

* The accounts of these associated companies have been audited by firms other than PricewaterhouseCoopers, Hong Kong. The aggregate net liabilities and profit before taxation of these associated companies attributable to the group amounted to HK$359.8 million (2004: HK$360.4 million) and HK$0.5 million (2004: HK$0.2 million) respectively.

** Associated companies with 31st December year ends.

\+ *The shares of the subsidiaries have been pledged to banks as security for banking facilities granted to the subsidiaries*

Auditors' Report to the Shareholders of Tai Cheung Holdings Limited

(incorporated in Bermuda with limited liability)

We have audited the accounts on pages 11 to 40 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The directors of the company are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the company and of the group as at 31st March 2005 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23rd June 2005

Schedule of Properties

The directors are of the opinion that a complete list of the properties held by the group will be of excessiv length and therefore the following list contains only those properties which are material to the group as a 31st March 2005:–

(I) Properties held for development or sale

Location	Stage of completion	Expected date of completion	Type	Group's ownership	Approximate floo area attributabl to the grou
Citimark 28 Yuen Shun Circuit, Sha Tin	Completed	N/A	C	100%	12,750 s.f
Southmark 11 Yip Hing St., Aberdeen	Completed	N/A	C/P	100%	468,414 s.f
Eastern Central Plaza 3 Yiu Hing Road, Shau Kei Wan	Completed	N/A	C	100%	156,102 s.f
Metropole Square 2 On Yiu St., Sha Tin	Completed	N/A	I	100%	429,483 s.f
Max Trade Centre 23 Luk Hop St., San Po Kong	Completed	N/A	I	100%	118,734 s.f
Tuen Mun Parklane Square 2 Tuen Hi Road, Tuen Mun	Completed	N/A	C/P	100%	315,909 s.f
Tuen Mun Central Square 22 Hoi Wing Road, Tuen Mun	Completed	N/A	C/P	100%	481,275 s.f
Rural Building Lot No. 1164 33 Cape Road, Chung Hom Kok	Completed	N/A	R	100%	30,029 s.
Rural Building Lot No. 647 3-5 Plunkett's Road, The Peak	Demolition in progress	December 2006	R	100%	23,330 s.
Avanzado Technology Park Talega, California, U.S.A.	Construction in progress	September 2005	I	100%	39,351 s.
French Valley Airport Center California, U.S.A.	Planning stage	To be determined	I/C	100%	940,000 s.

(II) Properties held for investment

Location	Terms of lease	Type	Group's ownership	Approximate floo area attributabl to the grou
Cosmopolitan Estate Tai Kok Tsui, Kowloon	999 years from 5/8/1871	C	100%	2,161 s.f
Concordia Plaza Junction of Cheung Wan Road and Science Museum Road, Tsim Sha Tsui	30/6/2047	P	100%	99,562 s.f

Note: I = Industrial R = Residential C = Commercial P = Public Carpark

	2001 HK$Million	2002 HK$Million	2003 HK$Million	2004 HK$Million	**2005 HK$Million**
Consolidated Profit and Loss Account					
Turnover	244.3	284.2	197.7	182.6	**311.1**
Profit/(loss) attributable to shareholders	(85.4)	76.7	(290.4)	101.4	**210.3**
Dividends	12.4	24.7	12.4	30.9	**61.8**
Consolidated Balance Sheet					
Fixed assets	178.5	178.5	150.4	157.7	**154.1**
Associated companies	1,369.2	1,367.0	1,187.5	1,490.8	**1,613.5**
Investment securities	39.2	47.1	47.1	55.8	**67.2**
Deferred tax assets	–	–	10.8	12.8	**14.7**
Mortgage loans receivable	–	20.1	20.9	23.3	**24.9**
Net current assets	2,940.0	3,016.7	2,785.8	2,812.8	**3,216.8**
Total assets less current liabilities	4,526.9	4,629.4	4,202.5	4,553.2	**5,091.2**
Share capital	61.7	61.7	61.7	61.7	**61.7**
Reserves	4,465.2	4,497.3	4,041.3	4,416.2	**4,745.7**
Proposed final dividends	–	12.3	–	18.5	**37.1**
Shareholders' funds	4,526.9	4,571.3	4,103.0	4,496.4	**4,844.5**
Long term liabilities	–	57.0	98.1	54.9	**244.5**
Deferred tax liabilities	–	1.1	1.4	1.9	**2.2**
Funds employed	4,526.9	4,629.4	4,202.5	4,553.2	**5,091.2**
Performance Statistics					
Earnings/(loss) per share	($0.14)	$0.12	($0.47)	$0.16	**$0.34**
Dividends per share	$0.02	$0.04	$0.02	$0.05	**$0.10**
Dividend cover	N/A	3.1	N/A	3.3	**3.4**
Net assets per share	$7.3	$7.4	$6.6	$7.3	**$7.8**
Current ratio	6.4	12.2	14.5	6.4	**12.9**
Gearing	10.3%	5.5%	5.9%	5.8%	**8.5%**

大昌集團有限公司

（於香港註冊成立之有限公司）

二零零五年度年報

目錄

財務摘要

	2005 *港幣百萬元*	2004 港幣百萬元	百分比轉
股東應佔溢利	**210.3**	101.4	+107
股息	**61.8**	30.9	+100
股東權益	**4,844.5**	4,496.4	+8
每股盈利	**$0.34**	$0.16	+113
每股股息	**$0.10**	$0.05	+100

董事局

陳斌　主席
陳秀清
*張永兆
*郭志樑
林威廉
李永修
*胡祖雄

*獨立非執行董事

審核委員會

郭志樑　主席
陳秀清
張永兆
胡祖雄

秘書

譚綺霞

銀行

花旗銀行
恒生銀行
東亞銀行
香港上海滙豐銀行
UFJ Bank Limited

核數師

羅兵咸永道會計師事務所
執業會計師

註冊辦事處

Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

總辦事處

香港中環遮打道三號A
香港會所大廈二十樓
電話：2532 2688, 2522 3112
圖文傳真機：2810 4108
2868 5230
2877 2487
網址：http://www.taicheung.com

股票登記過戶處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

香港股票登記過戶處

香港中央證券登記有限公司
香港灣仔皇后大道東一百八十三號
合和中心十七樓

預託證券機構

The Bank of New York
American Depositary Receipts
101 Barclay Street,
22nd Floor West,
New York, NY 10286,
U.S.A.

董事

陳斌，SB HonLLD

陳斌，五十四歲，一九七三年加入本集團，一九七五年獲委任為本集團董事，一九八一年晉升為主席。陳先生於建築界、地產發展及投資業務方面累積超過二十五年經驗，現為嶺南大學校董會成員，香港中華總商會會董及香港地產建設商會會董。陳先生乃本公司董事陳秀清小姐之兄。

陳秀清，BA

陳秀清，五十二歲，一九八一年起出任本集團董事。她現時為胡關李羅律師行合夥人，為本集團提供法律顧問服務。陳小姐乃本公司主席陳斌先生之妹。

張永兆，MS

張永兆，五十九歲，二零零四年獲委任為本集團董事。彼現為嘉頓有限公司及其主要附屬公司(「嘉頓集團」)之董事。張先生於嘉頓集團累積逾二十五年製造、營業及市場管理經驗。

郭志樑，BA MBA

郭志樑，五十六歲，一九八三年起出任本集團董事。郭先生於銀行及金融業務方面具有超過二十五年管理經驗。郭先生現為永安國際集團有限公司、永安國際有限公司、香港康體發展局香港教練培訓委員會、香港中文大學崇基學院校董會及港美學術交流中心理事會主席，香港中文大學校董會校董，香港城市大學校董會及執行委員[?]會成員，稅務上訴委員會委員，香港外展信託[?]基金會會員，香港帆船運動總會會長及中國[?]香港體育協會暨奧林匹克委員會副會長。

林威廉， BBus MBA CPA CPA(Aust.) CPA(US) FCCA

林威廉，四十一歲，一九九六年加入本集團，二零零四年獲委任為本集團董事。彼於核數、會計、企業融資及策略規劃方面擁有逾十五[?]年經驗。林先生亦為本集團總會計。

李永修，BA DipMS

李永修，五十二歲，一九九四年加入本集團，一九九七年獲委任為本集團董事。加入本集[?]團前彼為一加拿大地產建築策劃顧問公司之工程策劃經理，在香港及加拿大積逾二十五[?]年工程策劃之工作經驗。李先生亦為本集團[?]工程策劃及建築控制總監。

胡祖雄，BSc

胡祖雄，六十七歲，二零零零年獲委任為本集[?]團董事。胡先生現為唐天燊律師行顧問。

高層管理人員

建築部主管

李新元，BSc MASc，六十三歲，本集團建築部經理。於一九九一年加入本集團前彼為多間主要上市地產發展商之建築部經理，在香港及新加坡之建築界積逾二十五年經驗。

營業及物業管理部主管

袁定華，FCCA，五十三歲，本集團之物業部經理。一九八零年加入本集團為會計主任。一九九一年調任營業及物業管理部主管。加入本集團前彼為一上市公司之內部核數師，於商業會計及核數、物業管理及銷售業務方面具有超過二十五年經驗。

美國業務之主管

潘志雄，BA MSc MBA，五十八歲，美國業務副總裁。彼於一九八八年加入本集團，於美國之地產發展、土木工程及建築工程方面具有超過二十五年之工作經驗。潘先生為本公司董事陳斌先生及陳秀清小姐之表兄。

公司秘書部主管

譚綺霞，FCIS，五十四歲，本集團公司秘書。於一九八一年加入本集團前彼為一間國際公司之特許秘書及法律事務主任。她於公司秘書服務方面具有超過二十五年之工作經驗。

資訊技術部主管

鄧永業，MBA，五十五歲，本集團資訊技術部經理及機構事務部高級經理。一九七九年加入本集團為會計主任，一九八二年調往資訊技術部。加入本集團前彼為一上市公司之內部核數師，於商業會計、公司核數及資訊技術方面具有超過二十五年經驗。

人力資源部主管

黃金鳳，MBA，四十歲，本集團人力資源部經理。於一九九三年加入本集團前彼為一國際酒店集團之助理人事經理。彼於人力資源管理方面具有超過十五年之工作經驗。

董事局謹向各股東提呈截至二零零五年三月三十一日止年度之董事報告及已審核賬目。

主要業務

本公司之主要業務為投資控股。附屬公司之主要業務包括物業投資及發展、投資控股及物業管理，詳列於賬目附註二十九內。

本集團之業績按業務及地域分部詳列於賬目附註二內。

業績及分配

本集團截至二零零五年三月三十一日止年度之業績詳列於第十一頁之綜合損益表內。

董事局已於二零零五年二月十八日派發中期股息每普通股港幣四仙，合共港幣二千四百七十萬元。

董事局建議派發末期股息每普通股港幣六仙，合共港幣三千七百一十萬元給予於二零零五年九月一日已登記之股東。

儲備金

本年度本集團與本公司儲備金之變動詳列於賬目附註二十內。

固定資產

本年度本集團固定資產之變動詳列於賬目附註十一內。

財務概要

本集團之五年財務概要詳列於第四十四頁內。

長期負債

本集團長期負債詳列於賬目附註二十一內。

物業

本集團之主要物業列於第四十二及四十三頁內。

董事局

本公司於年內及本報告日期之董事為陳斌、張永兆*（於二零零四年九月十三日獲委任）、郭志樑*、林威廉（於二零零四年九月十三日獲委任）、李永修、胡祖雄*及陳秀清。

根據本公司規章第八十三(二)則,張永兆先生及林威廉先生任滿告退,惟如再獲選,願繼續連任。

根據本公司規章第八十四則,李永修先生輪值告退,惟如再獲選,願繼續連任。

本公司各董事與公司並無訂立一年內終止即需就未屆滿期間作出賠償之服務合約。

* 獨立非執行董事

董事及高層管理人員之簡歷

董事及高層管理人員之簡歷詳列於第三及四頁內。

董事權益

於二零零五年三月三十一日,依證券及期貨條例(「證券條例」)第352條而設置之登記冊所載記錄,各董事及行政總裁在本公司股份之權益如下:

	股份數目				
姓名	個人權益	家族權益	法團權益	其他權益	**總數**
陳斌	108,166,971	–	*61,335,074	–	**169,502,045**
陳秀清	20,132,706	–	–	–	**20,132,706**
郭志樑	221,212	–	–	–	**221,212**
李永修	54,000	–	–	–	**54,000**

* 附註 — 該等股份透過陳斌先生一間全資擁有公司持有。

上文披露之所有權益均為本公司股份之好倉。

除上文所披露者外,根據本公司依據證券條例第352條而設置之登記冊所記錄或本公司及香港聯合交易所有限公司(「聯交所」)根據上市公司董事進行證券交易的標準守則所獲通知,各董事及行政總裁及彼等之聯繫人士概無在本公司或其任何相聯法團(定義於證券條例第XV部內界定)之股份或相關股份中擁有任何權益或淡倉。

於本年度內,本公司並無授予其董事或行政總裁任何可認購本公司股份之權利。

本年度內或年結時，本公司或各附屬公司並無訂立任何有關本集團之業務而本公司董事直接或間接佔有重大權益之重大合約。

本公司或各附屬公司在本年度內並無參與任何協議致令本公司董事取得本公司或其他公司之股份或債券而獲得利益。

主要股東

於二零零五年三月三十一日，依證券條例第336條設置之主要股東登記冊，顯示本公司已接獲有關下列合共持有本公司發行股本百分之五或以上權益之通知。此等權益並不包括於以上披露之董事及行政總裁之權益：

姓名	股份數目
陳潘慧娟	96,185,380

上文披露之所有權益均為本公司股份之好倉。

除上文所披露者外，於二零零五年三月三十一日，本公司並無獲任何其他人士（上文披露之一名本公司董事除外）知會，彼於本公司股份或相關股份中擁有須記錄於本公司依據證券條例第336條而設置之登記冊之權益或淡倉。

股份購買、出售或贖回

本年度內，本公司並無贖回任何公司股份。另本公司或各附屬公司於年內均無購買或出售本公司任何股份。

優先購買權

對於有關發行公司新股，百慕達之法例並無優先購買權規定。

管理合約

本年度內本公司並無就全盤業務或其中重大部份簽訂或存有管理及行政合約。

主要供應商及客戶

本年度內，本集團首五大供應商及最大供應商佔集團採購總額分別約百分之四十九及百分之十一，而首五大客戶及最大客戶則佔集團營業總額分別約百分之十四及百分之四。

於二零零五年三月三十一日，本公司各董事及其聯繫人或任何股東（就董事所知擁有本公司股份百分之五或以上者）並無實益持有該五大供應商或五大客戶之權益。

業務回顧

流動資金狀況及財務資源

本集團所需之資金來自現有現金、內部產生之現金及部份按需要以浮息率向銀行借貸。其他資金來源包括來自聯營公司之股息收入。

於二零零五年三月三十一日，本集團在扣除現金後之貸款淨額為港幣三億一千五百八十萬元，而去年為港幣二億零一百三十萬元。本集團之貸款以投資物業及本集團其他物業作抵押，物業賬面總值港幣十三億九千一百六十萬元。本集團所有貸款中約百分之八十四點四為港元，其餘百分之十五點六則為美元。由於美元貸款與本集團於美國之業務有直接關連，因此該等貸款大部份與同一貨幣之資產互相抵銷。

於年結時，本集團之貸款中約百分之四十點八須於一年內償還而百分之五十九點二須於二至五年內償還。

資產負債比率（即銀行借貸佔股東權益之比率）於二零零五年三月三十一日維持於百分之八點五之低水平，而去年則為百分之五點八。

於二零零五年三月三十一日，本集團已獲批核但未動用之信貸額為港幣五億零八百萬元。連同於未來十二個月內因出租及出售集團之物業而向租戶及買家收取之款項，本集團之流動資金將足夠應付預計來年營運資金之需求。

庫務政策

本集團之整體庫務及融資政策以風險管理及控制為主。集團之資產及負債均以港元或美元結算，因而將本集團面對之外匯波動風險減至最低。然而本集團仍會密切監察整體貨幣及利率風險，如認為適當時，會作貨幣風險對沖之措施。

人力資源

除聯營公司外，本集團於香港及美國兩地僱用共二百三十九名員工。於二零零五年三月三十一日止年度僱員開支（不包括董事酬金）達港幣四千六百五十萬元。本集團按年檢討僱員之薪酬，其他僱員福利包括醫療津貼、無需僱員供款之公積金計劃及強制性公積金計劃。

或然負債

本公司提供貸款擔保予部份全資附屬公司以取得銀行貸款。

公司監管

本年度內，本公司一直遵守於二零零五年一月一日前有效之聯交所證券上市規則附錄十四之最佳應用守則（「上市規則」），惟因根據本公司之細則規定，獨立非執行董事須在股東週年大會上輪值告退及重選連任，彼等之任期並無定明。

關連交易

本集團於截至二零零五年三月三十一日止年度沒有進行根據上市規則之關連交易。

審核委員會

董事局已成立審核委員會，並以書面清楚列出其權力及權責範圍。審核委員會之功能是協助董事局提供獨立審核本集團之財務匯報程序及內部監管機制。審核委員會由四名非執行董事組成，包括郭志樑先生、張永兆先生、胡祖雄先生及陳秀清女士。

核數師

本公司核數師羅兵咸永道會計師事務所審核本年度賬目完竣，彼等願意侯聘續任。

承董事局命
董事局主席
陳斌

香港，二零零五年六月二十三日

財政報告

本人謹以欣悅之心情報告截至二零零五年三月三十一日止年度已審核股東應佔集團溢利為港幣二億一千零三十萬元，與去年同期之溢利港幣一億零一百四十萬元相比，增加百分之一百零七，主要因為香港物業市道及酒店業務已復甦過來。

本年度中期股息港幣四仙已於二零零五年二月十八日派發。董事局建議派發末期股息每股港幣六仙予二零零五年九月一日已登記之股東。如此項建議於股東週年大會獲通過，末期股息將於二零零五年九月八日派發，本年度派息總額將為每股港幣一角，與去年之派息相比，增加百分之一百。

地產發展

位於加利福尼亞州之San Clemente Technology Park II發展物業之建築工程已完成，所有單位已全部售出。

位於加利福尼亞州之Avanzado Technology Park發展物業之建築工程將於本年九月完竣，所有單位已全部預售。

回顧本年度，本集團購入位於加利福尼亞州之French Valley Airport Center，將發展為約九十四萬平方呎之工商業樓宇。

位於春坎角之高級住宅發展物業建築工程已完竣。由於高級住宅物業市道持續向好，原定於二零零四年年底前把該項發展物業推出發售，現已押後並將於未來數月展開推售。

位於山頂賓吉道之高級住宅物業之拆卸工程已完竣，地基及地盤平整工程相繼展開。

酒店

酒店業務已由非典型肺炎疫情中全面復甦過來。由於有更緊密經貿關係安排及內地來港自由行旅客，本港經濟有強勁增長。本集團擁有百分之三十五權益之喜來登酒店業務預期今後數年會有強勁表現。

高科技投資

美國高科技行業已漸見復甦。集團已投資之基金中有一些公司正準備於短期內上市或出售。集團新承諾投資三百九十萬美元於這些基金中並將於未來數年內投入。

展望

香港物業市道於過去十二個月已顯著復甦。高級住宅物業便是其中表現最好之一。這正是本集團專注努力發展的項目。由於經濟增長強勁及未來數年寫字樓之供應會出現短缺，預期寫字樓會有良好表現。本集團於這方面亦有重大投資。

受惠於美國強勁之市道，集團投資於美國之發展項目有良好表現。喜來登酒店業務預期今後數年亦會有強勁表現。

雖然利率續步上升，但相對於過往紀錄仍屬低水平。集團投資發展之各類項目於可見將來會繼續有良好表現。

最後本人謹對公司同寅之勤奮與忠誠深表感謝。

董事局主席
陳斌

香港，二零零五年六月二十三日

綜合損益表

（截至二零零五年三月三十一日止年度）

	附註	2005	20(
		港幣百萬元	港幣百萬
營業額	2	**311.1**	182
出售樓宇成本		**(129.1)**	(72
物業開支		**(30.0)**	(31
毛利		**152.0**	78
行政開支		**(38.2)**	(36
就待售物業撥備之轉回		**46.5**	41
投資證券撥備		**(7.0)**	(10
營業溢利	3	**153.3**	73
財務費用	6	**(1.8)**	(2
攤佔聯營公司溢利		**82.3**	38.
除税前溢利		**233.8**	109.
税項	7	**(23.5)**	(7.
股東應佔溢利	8	**210.3**	101.
股息	9	**61.8**	30.
每股盈利	10	**$0.34**	$0.1

綜合資產負債表

（二零零五年三月三十一日結算）

	附註	2005 港幣百萬元	2004 港幣百萬元
固定資產	11	**154.1**	157.7
聯營公司	13	**1,613.5**	1,490.8
投資證券	14	**67.2**	55.8
遞延税項資產	22	**14.7**	12.8
應收按揭貸款	15	**24.9**	23.3
流動資產			
待售物業	16	**2,956.8**	2,739.7
發展中物業		**403.3**	474.2
應收按揭貸款	15	**0.3**	0.3
應收賬款、按金及預付款項	17	**30.0**	58.0
銀行存款及現金		**97.5**	57.5
		3,487.9	3,329.7
流動負債			
應付賬款、按金及未付款項	18	**94.2**	86.9
銀行貸款－有抵押		**59.9**	98.9
銀行貸款－無抵押		**50.0**	63.0
長期負債之現期部份	21	**58.9**	42.0
應付地價		**–**	225.0
應付税項		**8.1**	1.1
		271.1	516.9
流動資產淨值		**3,216.8**	2,812.8
總資產減流動負債		**5,091.2**	4,553.2
資金來源：			
股本	19	**61.7**	61.7
儲備金	20	**4,745.7**	4,416.2
擬派末期股息	20	**37.1**	18.5
股東權益		**4,844.5**	4,496.4
長期負債	21	**244.5**	54.9
遞延税項負債	22	**2.2**	1.9
已運用資金		**5,091.2**	4,553.2

董事局於二零零五年六月二十三日通過上述賬目。

陳斌
李永修
董事

資產負債表

(二零零五年三月三十一日結算)

	附註	2005 港幣百萬元	200 港幣百萬
附屬公司	12	**2,895.2**	2,897.
流動資產			
銀行存款及現金		**1.9**	1.
流動負債			
應付賬款、按金及未付款項	18	**2.8**	2.
流動負債淨值		**(0.9)**	(0.
總資產減流動負債		**2,894.3**	2,897.
資金來源:			
股本	19	**61.7**	61.
儲備金	20	**2,795.5**	2,816.
擬派末期股息	20	**37.1**	18.
股東權益		**2,894.3**	2,897.

董事局於二零零五年六月二十三日通過上述賬目。

陳斌

李永修

董事

綜合股東權益變動表

（截至二零零五年三月三十一日止年度）

	附註	2005 港幣百萬元	2004 港幣百萬元
年初之股東權益		**4,496.4**	4,103.0
匯兑調整	20	**(0.1)**	(0.1)
重估物業（虧損）／盈餘			
一本公司及附屬公司	20	**(4.4)**	7.3
一聯營公司	20	**185.5**	297.2
未於綜合損益表確認之盈利淨額		**181.0**	304.4
本年度溢利	20	**210.3**	101.4
股息	20	**(43.2)**	(12.4)
年終之股東權益		**4,844.5**	4,496.4

綜合現金流量表

（截至二零零五年三月三十一日止年度）

	附註	2005 港幣百萬元	200 港幣百萬
經營活動所得之現金流量			
經營活動所得之現金流出	28	**(172.5)**	(22.
已付利息		**(5.2)**	(4.
（已付）／退回香港利得稅及海外稅項		**(3.9)**	0.
經營活動所得之淨現金流出		**(181.6)**	(26.
投資活動所得之現金流量			
購買固定資產		**(1.4)**	(0.
已收利息		**0.9**	0.
已收聯營公司股息		**90.6**	14.
證券投資		**(18.4)**	(18.
應收按揭貸款增加		**(1.6)**	(2.
貸款償還自聯營公司		**40.3**	9.
投資活動之淨現金流入		**110.4**	2.
融資活動所得之現金流量			
新借銀行貸款		**258.4**	38.
償還銀行貸款		**(103.9)**	(21.
已派股息		**(43.2)**	(12.
融資活動之淨現金流入		**111.3**	5.
銀行存款及現金增加／（減少）淨額		**40.1**	(18.
年初之銀行存款及現金		**57.5**	75.
外幣匯率變動之影響		**(0.1)**	(0.
年終之銀行存款及現金		**97.5**	57.

1. 主要會計政策

編製本賬目所採用之主要會計政策列述如下:

(a) 編製基準

本賬目乃按照符合香港普遍採納之會計原則及香港會計師公會所頒佈之香港會計實務準則而編製。本賬目按歷史成本慣例編製,惟投資物業及聯營公司經重估修訂後入賬。

香港會計師公會已頒佈若干全新及經修訂的香港財務報告準則以及香港會計準則(「新香港財務報告準則」),並於二零零五年一月一日或其後開始的會計年度生效。本集團無須採納新香港財務報告準則以編製截至二零零五年三月三十一日止年度的賬目,但已就該等新香港財務報告準則所構成之影響進行評估,就目前情況而言尚未能指出該等新香港財務報告準則會否對其經營業績及財務狀況造成重大影響。

(b) 綜合賬之基本原則

(i) 本集團綜合賬目,包括截至二零零五年三月三十一日止年度本公司與各附屬公司之賬目,及本集團所攤佔聯營公司之業績與所佔其自收購後之儲備金。合併入集團綜合賬之聯營公司,其賬目結算日期均不早於本公司結算日期六個月。若有重大事項於聯營公司結算日及本集團結算日期間發生,本集團之綜合賬目將就該事項予以調整。

(ii) 附屬公司乃指本集團直接或間接控制其投票權百分之五十以上,能監管其財政及經營政策,能聘用或罷免其董事會之大部份成員或在董事會會議中投大部份選票之公司。

(iii) 在年內購入或售出之附屬公司,其業績由收購生效日起計或計至出售生效日止列入綜合損益賬內。

(iv) 在本公司之資產負債表內,附屬公司之投資以成本值減減值準備入賬。本公司將附屬公司之業績按股息收入入賬。

1. 主要會計政策(續)

(c) **聯營公司**

聯營公司乃附屬公司以外,本集團持有其股權作為長期投資,並對其管理有重要影響力之公司。

聯營公司之投資在綜合資產負債表內是以集團攤佔其資產淨值(經就反映董事局對聯營公司持有物𤣥之估值調整後)計算。

(d) **投資證券**

投資證券是以成本值扣除撥備入賬。

個別投資按資產負債表結算日之公平值與面值比較。當非短暫性下調發生時,該投資面值將下調至公平值。撥備額在損益表中作為費用支銷。

(e) **供出售及發展中物業**

供出售及發展中物業乃按成本值及估計可變現淨值之較低者入賬。成本值包括供物業發展用之貸款所支出之利息及財務費用。可變現淨值乃根據在正常市況下估計物業可售得之價值扣除所有預測之支出

(f) **投資物業**

投資物業乃所持土地樓房之權益,而該等土地樓房之建築及發展工程業已完竣,並持作投資之用。

持有之投資物業,若其租約有效期尚餘超過二十年,皆每年由獨立專業測計師估值。估值是以有關個別物業之公開市值為計算基準,而土地跟樓房則不設分開列值,所得估值乃包括於年度賬目內。增值部份撥入投資物業估值儲備金;減值部份首先以整個投資物業組合為基礎與先前增值之部份對銷,其後則從營業溢利支銷。其後如有任何增值,最高按先前支銷之金額為限撥入營業溢利。

持有之投資物業,若其租約有效期尚餘二十年或以下,則於租約尚餘期內折舊。

當出售投資物業時,該有關投資物業重估儲備部份將從投資物業重估儲備轉入損益表內。

1. 主要會計政策(續)

(g) 其他固定資產

其他固定資產是以成本值減累積折舊及累積減值入賬。折舊乃採用直線攤銷法按折舊年率百分之二十就各項資產之估計可用年限內撇銷其成本值減累積減值。

於年結時,其他固定資產之賬面值均按外來與內部資料檢討,以評估是否有減值情況。如有減值情況,估計其可收回價值並將減值於損益表中入賬。

出售固定資產所得之收益或虧損乃該等資產之淨出售收入與面值之差額,並於損益表中入賬。

(h) 應收按揭貸款

凡被視為呆賬之應收按揭貸款,均提撥準備。在資產負債表內列賬之應收按揭貸款已扣除有關之準備。

(i) 遞延稅項

遞延稅項採用負債法就資產負債之稅基與它們在財務報表之賬面值兩者之暫時差異作全數撥備。遞延稅項採用在結算日前已頒佈或實質頒佈之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之暫時差異抵銷而確認。

遞延所得稅乃就附屬公司及聯營公司之短暫時差而撥備,但假若可以控制時差之撥回,並有可能在可預見未來不會撥回則除外。

1. 主要會計政策(續)

(j) **收入確認**

(i) 樓宇出售

在樓宇擁有權之主要風險及得益已轉給買家及本集團再沒有因擁有權而對該等已售物業維持管理及控制權後,出售樓宇之收益方計算入賬。本集團認為擁有權之主要風險及得益在該樓宇或其中已訂約出售之部份正式建成及有關入伙紙發出後方為轉妥。

(ii) 租金收入

來自出租投資物業及其他物業之租金收入根據租約期按直線法計算入賬。

(iii) 利息收入

利息收入根據本金及利率按時間比例入賬。

(iv) 股息收入

股息收入在本集團收取股息之權利確立後入賬。

(v) 物業管理收入

物業管理收入在提供服務後入賬。

(k) **營業性租賃**

資產擁有權之全部得益及風險實質地由出租公司保留之租約,皆作為營業性租賃入賬。營業性租賃之租金支出或收益,於租約期內在損益表中採用直線攤銷法支銷或記作收入。

1. 主要會計政策(續)

(l) 僱員福利

(i) 僱員應有假期

僱員之應有年假及長期服務休假按積累入賬。截至資產負債表結算日之僱員估計年假及長期服務休假作出撥備。

僱員之病假及分娩假於放假時確認。

(ii) 公積金計劃

關於僱員無需供款之定額供款公積金計劃,本集團根據信託契約之條款就該計劃定期支付之每月供款於賬目中支銷。本集團之公積金供款按僱員薪金某百分比計算。倘僱員在未獲得所有既定供款前退出該計劃,該等供款將被沒收並作為減低集團未來需支付之供款額。該計劃中之資產是與本集團之資產分開,並由專業受託人管轄及由獨立基金經理管理。

在強制性公積金計劃中,本集團之供款乃根據香港強制性公積金計劃條例所界定之僱員有關入息之百分之五供款,每月供款額最高為港幣1,000元,作為費用支銷。

(m) 外幣兌換

外幣交易按交易日期之匯率兌換為港幣。以外幣結算之貨幣資產與負債已按資產負債表結算日之兌換率伸算。所有匯兌差額已列入營業溢利賬項中。

以外幣結算之附屬公司資產負債表乃按資產負債表結算日之兌換率伸算為港幣,而損益表按平均兌換率伸算。匯兌差額已作為匯兌變動儲備金之變動處理。

1. 主要會計政策(續)

(n) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本,均資本化為該資產之部分成本。

所有其他借貸成本均於發生之年度內在損益表支銷。

(o) 分部報告

按照本集團之內部財務報告,本集團將業務分部資料以主要報告形式呈列,而地域分部資料則以次要報告形式呈列。

未分配成本指集團整體性開支。分部資產主要包括待售物業、發展中物業、投資證券、固定資產、應收款項及經營現金而不包括稅項。分部負債包括經營負債而不包括稅項。資本開支包括對固定資產的增加

關於地域分部報告,營業額、營業業績、總資產及資本開支按照資產所在地區計算。

2. 營業額及分部資料

本集團主要從事地產投資及發展、投資控股及物業管理業務。年中營業額包括:

	2005	200
	港幣百萬元	*港幣百萬元*
出售樓宇之毛收入	**206.7**	81.
租金毛收入		
一投資物業	**9.4**	10.
一其他物業	**88.4**	84.
利息收入	**0.9**	0.
物業管理收入	**5.7**	6.1
	311.1	182.

2. 營業額及分部資料（續）

(a) 主要報告形式－業務分部

	地產發展 2005 港幣百萬元	物業出租 2005 港幣百萬元	物業管理 2005 港幣百萬元	酒店經營 2005 港幣百萬元	投資控股 2005 港幣百萬元	集團 2005 港幣百萬元
營業額	206.7	97.8	5.7	–	0.9	311.1
撥備前分部業績	21.9	89.5	2.7	–	0.5	114.6
物業撥備之轉回	45.9	0.6	–	–	–	46.5
投資證券撥備	–	–	–	–	(7.0)	(7.0
分部業績	67.8	90.1	2.7	–	(6.5)	154.1
未分配成本						(0.8
營業溢利						153.3
財務費用						(1.8
攤佔聯營公司溢利	0.5	–	–	81.8	–	82.3
除稅前溢利						233.8
稅項						(23.5
股東應佔溢利						210.3
分部資產	1,785.0	1,816.4	37.0	–	95.7	3,734.1
聯營公司	11.8	–	–	1,604.5	(2.8)	1,613.5
未分配資產						14.7
總資產						5,362.3
分部負債	374.1	93.2	36.0	–	4.2	507.5
未分配負債						10.3
總負債						517.8
資本開支	1.3	–	0.1	–	–	1.4
折舊	0.4	–	–	–	–	0.4

2. 營業額及分部資料(續)

(a) 主要報告形式－業務分部(續)

	地產發展 2004 港幣百萬元	物業出租 2004 港幣百萬元	物業管理 2004 港幣百萬元	酒店經營 2004 港幣百萬元	投資控股 2004 港幣百萬元	集 200 港幣百萬
營業額	81.6	94.7	6.1	–	0.2	182.
撥備前分部業績	(44.2)	85.4	2.2	–	(0.6)	42.
物業撥備之轉回	16.3	25.3	–	–	–	41.
投資證券撥備	–	–	–	–	(10.1)	(10.
分部業績	(27.9)	110.7	2.2	–	(10.7)	74.
未分配成本						(0.
營業溢利						73.
財務費用						(2.
攤佔聯營公司溢利	0.2	–	–	37.8	–	38.
除稅前溢利						109.
稅項						(7.
股東應佔溢利						101.
分部資產	1,684.2	1,751.1	34.5	–	96.7	3,566.
聯營公司	48.7	–	–	1,444.1	(2.0)	1,490.
未分配資產						12.
總資產						5,070.1
分部負債	470.3	64.6	32.9	–	2.9	570.7
未分配負債						3.
總負債						573.7
資本開支	0.2	–	–	–	–	0.2
折舊	0.2	–	–	–	–	0.2

2. 營業額及分部資料（續）

(b) 次要報告形式－地域分部

	營業額	**營業溢利**	**總資產**	**資本開支**
	2005	**2005**	**2005**	**2005**
	港幣百萬元	***港幣百萬元***	***港幣百萬元***	***港幣百萬元***
香港	**225.5**	**138.4**	**5,204.0**	**1.2**
美國	**85.6**	**14.9**	**158.3**	**0.2**
	311.1	**153.3**	**5,362.3**	**1.4**

	營業額	營業溢利／(虧損)	總資產	資本開支
	2004	2004	2004	2004
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
香港	182.3	78.8	4,999.8	0.1
美國	0.3	(5.3)	70.3	0.[illegible]
	182.6	73.5	5,070.1	0.2

3. 營業溢利

	2005	2004
	港幣百萬元	*港幣百萬元*
營業溢利已扣除下列各項目：		
核數師酬金	**0.9**	0.9
折舊	**0.4**	0.[illegible]
出售固定資產虧損	**0.1**	–
營業性租賃之房地產租金	**4.2**	5.9
物業之支出		
－投資物業	**3.0**	3.[illegible]
－其他物業	**3.2**	3.[illegible]

4. 僱員開支

僱員開支(不包括附註5之董事酬金)在綜合損益表支銷代表:

	2005	2004
	港幣百萬元	*港幣百萬元*
薪金及津貼	**43.9**	40.5
公積金供款減沒收額(附註(a))	**2.6**	2.7
減:轉收物業管理基金之僱員開支(附註(b))	**(20.0)**	(19.0)
	26.5	24.2

附註:

(a) 於年內,因僱員退出該計劃而令致供款被沒收之數額港幣100,000元(二零零四年:無),用作減少集團年內需支付之供款額。於結算日,沒有被沒收之供款(二零零四年:無)可用作減少未來之應付供款。於結算日,應付供款為港幣200,000元(二零零四年:港幣200,000元)。

(b) 僱員開支於提供物業管理服務時轉收。

5. 董事及高層管理人員之酬金

(a) 董事酬金

	2005	2004
	港幣百萬元	*港幣百萬元*
袍金	**0.4**	0.2
薪金及其他酬金	**3.7**	2.9
花紅	**0.3**	—
公積金計劃供款	**0.4**	0.3
	4.8	3.4

董事酬金分析如下:

	董事數目	
	2005	2004
港幣1,000,000元或以下	**4**	3
港幣1,000,001元至港幣1,500,000元	**2**	1
港幣2,000,001元至港幣2,500,000元	**1**	1

於本年度內,獨立非執行董事之酬金為港幣127,500元(二零零四年:港幣60,000元)。

5. 董事及高層管理人員之酬金（續）

(b) 五名最高薪酬人士

集團五位薪酬最高僱員中兩名（二零零四年：兩名）為董事，其酬金詳情已在上述列出。其餘三名（二零零四年：三名）僱員酬金如下：

	2005 港幣百萬元	2004 港幣百萬元
薪金及其他酬金	3.2	3.1
花紅	0.2	–
公積金計劃供款	0.2	0.2
	3.6	3.3

以上酬金分析如下：

	僱員數目	
	2005	2004
港幣1,000,001元至港幣1,500,000元	3	3

6. 財務費用

	2005 港幣百萬元	2004 港幣百萬元
財務費用包括以下：		
須於五年內全部償還之銀行貸款及透支利息	5.2	4.2
減：撥作發展中物業成本之金額	(3.4)	(2.0)
	1.8	2.2

7. 税項

香港利得税準備乃根據是年度估計之應課税溢利按照税率17.5%(二零零四年:17.5%)計算。

	2005 ***港幣百萬元***	2004 *港幣百萬元*
本期税項		
香港利得税	**9.8**	1.7
海外税項	**1.1**	–
遞延税項	**(1.6)**	(0.6)
税率提高產生之遞延税項	**–**	(0.9)
	9.3	0.2
攤佔聯營公司税項	**14.2**	7.7
	23.5	7.9

本集團有關除税前溢利與假若採用香港税率而計算之理論税額之差額如下:

	2005 ***港幣百萬元***	2004 *港幣百萬元*
除税前溢利	**233.8**	109.3
理論税額按税率17.5%(二零零四年:17.5%)	**40.9**	19.1
其他國家不同税率之影響	**0.6**	–
不可扣税之支出	**1.3**	0.9
使用早前未有確認之税損	**(19.4)**	(15.2)
未確認税損	**0.2**	2.1
税率提高產生之遞延税項	**–**	1.0
其他暫時差異	**(0.1)**	–
税項支出	**23.5**	7.9

8. 股東應佔溢利

是年股東應佔溢利包括本公司賬內之溢利港幣40,400,000元（二零零四年：港幣15,300,000元）。

9. 股息

	2005 ***港幣百萬元***	2004 *港幣百萬元*
已派中期股息，每普通股港幣四仙（二零零四年：港幣二仙）	**24.7**	12.4
擬派末期股息，每普通股港幣六仙（二零零四年：港幣三仙）（附註(a)）	**37.1**	18.5
	61.8	30.9

附註：

(a) 於二零零五年六月二十三日舉行之會議上，董事擬派末期股息每股港幣六仙。此項擬派股息並無於此賬目中列作應付股息，惟將於截至二零零六年三月三十一日止年度列作保留盈利分派。

10. 每股盈利

每股盈利乃按股東應佔溢利港幣210,300,000元（二零零四年：港幣101,400,000元）及已發行普通股617,531,425股（二零零四年：617,531,425股）計算。

11. 固定資產

集團

	投資物業，估值 *港幣百萬元*	其他固定資產，成本值 *港幣百萬元*	**總數** ***港幣百萬元***
成本值或估值			
二零零四年四月一日結餘	156.5	36.0	**192.5**
年中增加	–	1.4	**1.4**
年中出售	–	(1.9)	**(1.9**
重估虧損（附註20）	(4.4)	–	**(4.4**
二零零五年三月三十一日結餘	152.1	35.5	**187.6**
累積折舊			
二零零四年四月一日結餘	–	34.8	**34.8**
年中折舊	–	0.4	**0.4**
年中出售	–	(1.7)	**(1.7**
二零零五年三月三十一日結餘	–	33.5	**33.5**
賬面淨值			
二零零五年三月三十一日結餘	152.1	2.0	**154.1**
二零零四年三月三十一日結餘	156.5	1.2	**157.7**

香港之投資物業及其賬面淨值分析如下：

	2005 ***港幣百萬元***	2004 *港幣百萬元*
五十年以上長期租約	**7.1**	6.5
二十至五十年中期租約	**145.0**	150.0
	152.1	156.5

投資物業已於二零零五年三月三十一日由獨立專業測計師世邦魏理仕物業顧問有限公司按公開市值基準予以重估。

12. 附屬公司

	公司	
	2005	200
	港幣百萬元	*港幣百萬元*
非上市證券，成本值	**2,349.2**	2,349.
應收附屬公司款項	**546.0**	548.
	2,895.2	2,897.

應收附屬公司款項乃無抵押、免息及無固定還款期。附屬公司之詳情載於賬目附註29。

13. 聯營公司

	集團	
	2005	200
	港幣百萬元	*港幣百萬元*
攤佔資產淨值	**1,603.5**	1,440.
聯營公司貸款減撥備	**10.0**	50.
	1,613.5	1,490.

聯營公司貸款乃無抵押、免息及無訂明還款期。

聯營公司其他詳情載於賬目附註29。

本集團之重大聯營公司Consolidated Hotels Limited之財務摘要如下：

年度業績

	2005	200
	港幣百萬元	*港幣百萬元*
營業額	**652.4**	437.
除稅後溢利	**193.0**	85.

13. 聯營公司（續）

資產淨值

	2005	2004
	港幣百萬元	*港幣百萬元*
長期資產	**5,210.0**	4,730.0
流動資產	**215.1**	190.9
流動負債	**(455.2)**	(306.4)
長期負債	**(323.5)**	(426.4)
	4,646.4	4,188.1

Consolidated Hotels Limited之年度結算日為十二月三十一日。以上資料按照Consolidated Hotels Limited二零零四年十二月三十一日及二零零三年十二月三十一日結算日之已審核賬目，並根據本集團之會計政策予以調整。

由Consolidated Hotels Limited擁有之一酒店物業已由董事局於二零零五年三月三十一日根據世邦魏理仕物業顧問有限公司按現有用途重估。重估盈餘港幣185,500,000元（二零零四年：港幣297,200,000元）已撥入資本儲備金（附註20）。

14. 投資證券

	集團	
	2005	2004
	港幣百萬元	*港幣百萬元*
非上市權益證券，成本值	**123.3**	104.9
減：撥備	**(56.1)**	(49.1)
	67.2	55.8

15. 應收按揭貸款

應收按揭貸款年息率按港元最優惠利率加百分之一，並自按揭日起有十八個月至三年免息期。免息期後供款分期在十至二十三年內償還。

16. 待售物業

於二零零五年三月三十一日，本集團待售物業之賬面值當中以可變現淨值列值有港幣1,901,600,000元（二零零四年：港幣2,309,300,000元）。

17. 應收賬款、按金及預付款項

	集團	
	2005	200
	港幣百萬元	*港幣百萬*
應收賬款，賬齡		
零至三個月	**21.1**	45.
三個月以上	**–**	2.
	21.1	47.
按金及預付款項	**8.9**	10.
	30.0	58.

給予顧客之信貸條款各異，一般在三個月內。

18. 應付賬款、按金及未付款項

	集團		公司	
	2005	2004	**2005**	200
	港幣百萬元	*港幣百萬元*	***港幣百萬元***	*港幣百萬*
應付賬款，賬齡				
零至三個月	**5.9**	7.6	**–**	–
三個月以上	**3.2**	0.5	**–**	–
	9.1	8.1	**–**	–
按金及未付款項	**85.1**	78.8	**2.8**	2.
	94.2	86.9	**2.8**	2.

19. 股本

	2005	200
	港幣百萬元	*港幣百萬*
法定股本：		
1,000,000,000股（二零零四年：1,000,000,000股）普通股每股面值港幣一角	**100.0**	100.
已發行及實收股本：		
617,531,425股（二零零四年：617,531,425股）普通股每股面值港幣一角	**61.7**	61.

20. 儲備金

	投資物業估值儲備金	資本儲備金	匯兌變動儲備金	保留盈餘	貢獻盈餘	**總數**
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	***港幣百萬元***
集團						
二零零三年四月一日結餘	3.9	1,040.9	0.8	2,647.7	348.0	**4,041.3**
匯兌調整	–	–	(0.1)	–	–	**(0.1**
重估物業盈餘						
一本公司及附屬公司	7.3	–	–	–	–	**7.3**
一聯營公司(附註13)	–	297.2	–	–	–	**297.2**
本年度溢利	–	–	–	101.4	–	**101.4**
二零零四年已派中期股息	–	–	–	(12.4)	–	**(12.4**
二零零四年三月三十一日結餘	11.2	1,338.1	0.7	2,736.7	348.0	**4,434.7**
代表：						
二零零四年擬派末期股息						**18.5**
二零零四年三月三十一日儲備金						**4,416.2**
						4,434.7
本公司及附屬公司	11.2	–	0.7	2,675.3	348.0	**3,035.2**
聯營公司	–	1,338.1	–	61.4	–	**1,399.5**
	11.2	1,338.1	0.7	2,736.7	348.0	**4,434.7**
公司						
二零零三年四月一日結餘	–	–	–	889.2	1,943.3	**2,832.5**
本年度溢利	–	–	–	15.3	–	**15.3**
二零零四年已派中期股息	–	–	–	(12.4)	–	**(12.4**
二零零四年三月三十一日結餘	–	–	–	892.1	1,943.3	**2,835.4**
代表：						
二零零四年擬派末期股息						**18.5**
二零零四年三月三十一日儲備金						**2,816.9**
						2,835.4

20. 儲備金（續）

	投資物業估值儲備金 港幣百萬元	資本儲備金 港幣百萬元	匯兌變動儲備金 港幣百萬元	保留盈餘 港幣百萬元	貢獻盈餘 港幣百萬元	**總數 港幣百萬**
集團						
二零零四年四月一日結餘	11.2	1,338.1	0.7	2,736.7	348.0	**4,434.**
匯兌調整	–	–	(0.1)	–	–	**(0.**
重估物業（虧損）／盈餘						
－本公司及附屬公司（附註11）	(4.4)	–	–	–	–	**(4.**
－聯營公司（附註13）	–	185.5	–	–	–	**185.**
本年度溢利	–	–	–	210.3	–	**210.**
二零零四年已派末期股息	–	–	–	(18.5)	–	**(18.**
二零零五年已派中期股息	–	–	–	(24.7)	–	**(24.**
二零零五年三月三十一日結餘	6.8	1,523.6	0.6	2,903.8	348.0	**4,782.**
代表：						
二零零五年擬派末期股息						**37.**
二零零五年三月三十一日儲備金						**4,745.**
						4,782.
本公司及附屬公司	6.8	–	0.6	2,865.0	348.0	**3,220.**
聯營公司	–	1,523.6	–	38.8	–	**1,562.**
	6.8	1,523.6	0.6	2,903.8	348.0	**4,782.**
公司						
二零零四年四月一日結餘	–	–	–	892.1	1,943.3	**2,835.**
本年度溢利	–	–	–	40.4	–	**40.**
二零零四年已派末期股息	–	–	–	(18.5)	–	**(18.**
二零零五年已派中期股息	–	–	–	(24.7)	–	**(24.**
二零零五年三月三十一日結餘	–	–	–	889.3	1,943.3	**2,832.**
代表：						
二零零五年擬派末期股息						**37.**
二零零五年三月三十一日儲備金						**2,795.**
						2,832.

20. 儲備金（續）

貢獻盈餘為本集團於重組當年所產生之盈餘。本公司於二零零五年三月三十一日可分派之儲備為港幣2,832,600,000元（二零零四年：港幣2,835,400,000元）。

21. 長期負債

	集團	
	2005	2004
	港幣百萬元	*港幣百萬元*
須於五年內全部償還有抵押之銀行貸款	**303.4**	96.9
減：長期負債中流動負債	**(58.9)**	(42.0)
	244.5	54.9

本集團長期負債之到期日如下：

	2005	2004
	港幣百萬元	*港幣百萬元*
有抵押之銀行貸款		
一年內	**58.9**	42.0
二年內	**4.0**	54.9
三至五年內	**240.5**	—
	303.4	96.9

22. 遞延税項資產／（負債）

遞延税項採用負債法就短暫時差按主要税率17.5%（二零零四年：17.5%）作全數撥備。遞延税項資產及負債之變動如下：

遞延税項資產

	集團 税損	
	2005	2004
	港幣百萬元	*港幣百萬元*
於年初	**12.8**	10.8
在損益表記賬	**1.9**	2.0
於年終	**14.7**	12.8

22. 遞延税項資產／（負債）（續）

遞延税項負債

	集團	
	加速税項折舊	
	2005	200
	港幣百萬元	*港幣百萬*
於年初	**1.9**	1.
在損益表記賬	**0.3**	0.
於年終	**2.2**	1.

源自未用税損港幣470,500,000元（二零零四年：港幣582,300,000元）之遞延税項資產港幣93,500,000元（二零四年：港幣115,500,000元）未在本賬目中確認。此等未用税損中有港幣403,100,000元（二零零四年：港500,000,000元）無期限，餘額將於不同年期中屆滿，直至並包括二零二四年。

23. 資產之抵押

本集團以賬面值共約港幣1,391,600,000元（二零零四年：港幣966,400,000元）之待售物業、發展中物業及投物業作抵押，取得銀行授信額共港幣648,300,000元（二零零四年：港幣377,500,000元）。於資產負債表結算日上述已動用之貸款計為港幣363,300,000元（二零零四年：港幣195,800,000元）。

24. 承擔

	集團	
	2005	200
	港幣百萬元	*港幣百萬*
投資證券資本承擔	**98.0**	89
就發展中物業已簽約但未撥備之發展開支	**20.3**	37
	118.3	127

25. 租約承擔

本集團根據不可撤銷之房地產經營租賃而須於未來支付之最低租賃付款如下：

	集團	
	2005	2004
	港幣百萬元	*港幣百萬元*
一年內	**3.0**	5.9
二至五年內	**11.7**	15.0
五年後	**1.1**	0.1
	15.8	21.0

26. 未來應收經營租賃

本集團根據不可撤銷之房地產經營租賃而於未來應收之最低租賃收入如下：

	集團	
	2005	2004
	港幣百萬元	*港幣百萬元*
一年內	**67.9**	62.7
二至五年內	**59.5**	62.1
	127.4	124.8

27. 或然負債

	公司	
	2005	2004
	港幣百萬元	*港幣百萬元*
提供貸款擔保予附屬公司	**413.3**	258.8

28. 綜合現金流量表

除稅前溢利與經營活動所得之現金流出對賬：

	2005 港幣百萬元	200 港幣百萬
除稅前溢利	**233.8**	109.
攤佔聯營公司溢利	**(82.3)**	(38.
就待售物業撥備之轉回	**(46.5)**	(41.
投資證券撥備	**7.0**	10.
出售固定資產虧損	**0.1**	-
折舊	**0.4**	0.
利息支出	**1.8**	2.
利息收入	**(0.9)**	(0.
匯兑調整	**(0.1)**	-
未計營運資金變動前之營業溢利	**113.3**	42.
待售物業（增加）／減少	**(170.5)**	72.
發展中物業減少／（增加）	**74.3**	(342.
應收賬款、按金及預付款項減少／（增加）	**28.1**	(42.
應付賬款、按金及未付款項增加	**7.3**	23
應付地價（減少）／增加	**(225.0)**	225
經營活動所得之現金流出	**(172.5)**	(22

29. 附屬公司及聯營公司資料

附屬公司	主要業務	擁有已發行普通股股權之百分比 集團 %	公司 %	已發行普通股股本 港幣元
Tai Cheung (B.V.I.) Company Limited	投資控股	100	100	780
大昌地產有限公司	投資控股及物業發展	100	—	386,633,750
Acmax Enterprises Limited (前稱為大昌地產（中國）有限公司)	物業發展	100	—	2
Acura Enterprises Limited	物業發展	100	—	2
Alsoic Limited	物業發展	100	—	8
Antier Investment Company Limited	物業發展	100	—	300
Avanzado Technology Park, Inc.	物業發展	100	—	7,999
Buruda Limited	投資控股	100	—	8
+ Centrax Limited	物業投資	100	—	2
大同置業有限公司	物業投資	100	—	1,000,000
Denmore Limited	投資控股	100	—	2
Dumex Limited	投資控股	100	—	3,000,000
Edward Contractors, Inc.	建築合約服務	100	—	77,240
Enrich Investments Limited	物業發展	100	—	2
Fliutshire Properties Limited	物業發展	100	—	2
French Valley Industrial Development, Inc.	物業發展	100	—	7,783
凱嘉有限公司	物業發展	100	—	1,000,000
Jaco Limited	物業發展	100	—	2
大地投資有限公司	物業發展	100	—	36,000,000
Junco (Nominees) Limited	代理人	100	—	200
Karness Limited	投資控股	100	—	8
Kenic Properties Limited	投資控股	100	—	200
利美企業有限公司	物業發展	100	—	60
美善同建築有限公司	建築	100	—	600,000
+ South Land Enterprises Limited	物業發展	100	—	2
森龍置業有限公司	物業發展	100	—	10,000,000
大昌資本有限公司	投資控股	100	—	5,000,000
大昌建築有限公司	物業發展	100	—	500,000
大昌物業管理有限公司	物業管理	100	—	4,500,000
大昌秘書有限公司	公司秘書	100	—	2
Taico Properties, Inc.	物業發展	100	—	109,359,743
Talega Technology Park, Inc.	物業發展	100	—	1,879,559
Tareau International Company Limited	投資控股	100	—	2
Tatrine Development Company Limited	物業發展	100	—	20
Turnhouse Limited	物業發展	100	—	2
Walsmith Corporation Limited	投資控股	100	—	2
宏業建築有限公司	建築	100	—	5,000,000
Winfield Investments Limited	物業發展	100	—	2
+ Woodmont Investments Limited	物業發展	100	—	2
華利企業有限公司	物業發展	100	—	14,000,000
Yescott International Limited	投資控股	100	—	2
Zebrine Investments Limited	物業發展	100	—	20

29. 附屬公司及聯營公司資料(續)

	聯營公司	主要業務	擁有已發行普通股股權之百分比 集團	公司
			%	%
**	Consolidated Hotels Limited	酒店投資	35	-
* **	Macfull Limited	物業發展	20	-
* **	Macfull Finance Limited	投資控股	20	-
**	集寶投資有限公司	投資控股	48	-

上列附屬公司及聯營公司,除Avanzado Technology Park, Inc.,Edward Contractors, Inc.,French Valley Industri Development, Inc.,Taico Properties, Inc.及Talega Technology Park, Inc.在美國註冊;Alsoic Limited,Buruda Limite 及Tai Cheung (B.V.I.) Company Limited 在英屬處女群島註冊與及Karness Limited在科克群島註冊之外,其餘均在 港註冊。另外,除Tai Cheung (B.V.I.) Company Limited,Alsoic Limited,Buruda Limited及Karness Limited之經營地點 國際性外,全部附屬公司及聯營公司之主要經營地點亦即其註冊地點。

上列有* 之聯營公司之賬目並非由香港羅兵咸永道會計師事務所審核而由其他會計師行核數。本集團應佔該等聯 公司之總負債淨值及除稅前溢利分別為港幣359,800,000元(二零零四年:港幣360,400,000元)及 幣500,000元(二零零四年:港幣200,000元)。

上列有** 之聯營公司之年度結算日為十二月三十一日。

上列有+ 之附屬公司以其股份作抵押取得銀行貸款。

致大昌集團有限公司全體股東
（於百慕達註冊成立之有限公司）

本核數師已完成審核第十一頁至第四十頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實兼公平之賬目乃公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用並貫徹應用適當之會
計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並根據百慕達一九八一年公司法第90條僅向整體
股東報告，除此以外本報告別無其他目的。本核數師不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額
及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公
司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就
該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體
上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零五年三月三十一日結算時之財務
狀況，及　貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零五年六月二十三日

董事局認為將本集團所擁有之物業全部列出將會過於冗長，故此只將本集團於二零零五年三月三十一日結算日之重要物業列出如下：

(I) 供發展或出售之物業

地點	完成階段	預計完成日期	類別	集團所佔權益	集團所佔樓面面積約數(平方呎)
都會廣場 沙田源順圍28號	完成	不適用	C	100%	12,750
南匯廣場 香港仔業興街11號	完成	不適用	C/P	100%	468,414
東匯廣場 筲箕灣耀興道3號	完成	不適用	C	100%	156,102
新都廣場 沙田安耀街2號	完成	不適用	I	100%	429,483
萬昌中心 新蒲崗六合街23號	完成	不適用	I	100%	118,734
屯門栢麗廣場 屯門屯喜道2號	完成	不適用	C/P	100%	315,909
屯門中央廣場 屯門海榮路22號	完成	不適用	C/P	100%	481,275
郊區建屋地段1164號 舂坎角環角路33號	完成	不適用	R	100%	30,029
郊區建屋地段647號 山頂賓吉道3-5號	清拆進行中	2006年12月	R	100%	23,330
Avanzado Technology Park Talega, California, U.S.A.	建築工程進行中	2005年9月	I	100%	39,351
French Valley Airport Center California, U.S.A.	設計階段	計劃中	I/C	100%	940,000

(II) 投資物業

地點	契約年期	類別	集團所佔權益	集團所佔樓面積約(平方
大同新邨				
九龍大角咀	由1871年8月5日起999年	C	100%	2,1
康宏廣場				
尖沙咀暢運道與科學館道交界	2047年6月30日	P	100%	99,5

附註： I = 工業樓宇　R = 住宅樓宇　C = 商業樓宇　P = 公眾停車場

	2001 *港幣百萬元*	2002 *港幣百萬元*	2003 *港幣百萬元*	2004 *港幣百萬元*	**2005** ***港幣百萬元***
綜合損益表					
營業額	244.3	284.2	197.7	182.6	**311.1**
股東應佔溢利／(虧損)	(85.4)	76.7	(290.4)	101.4	**210.3**
股息	12.4	24.7	12.4	30.9	**61.8**
綜合資產負債表					
固定資產	178.5	178.5	150.4	157.7	**154.1**
聯營公司	1,369.2	1,367.0	1,187.5	1,490.8	**1,613.5**
投資證券	39.2	47.1	47.1	55.8	**67.2**
遞延税項資產	–	–	10.8	12.8	**14.7**
應收按揭貸款	–	20.1	20.9	23.3	**24.9**
流動資產淨值	2,940.0	3,016.7	2,785.8	2,812.8	**3,216.8**
總資產減流動負債	4,526.9	4,629.4	4,202.5	4,553.2	**5,091.2**
股本	61.7	61.7	61.7	61.7	**61.7**
儲備金	4,465.2	4,497.3	4,041.3	4,416.2	**4,745.7**
擬派末期股息	–	12.3	–	18.5	**37.1**
股東權益	4,526.9	4,571.3	4,103.0	4,496.4	**4,844.5**
長期負債	–	57.0	98.1	54.9	**244.5**
遞延税項負債	–	1.1	1.4	1.9	**2.2**
已運用資金	4,526.9	4,629.4	4,202.5	4,553.2	**5,091.2**
業績統計					
每股盈利／(虧損)	($0.14)	$0.12	($0.47)	$0.16	**$0.34**
每股股息	$0.02	$0.04	$0.02	$0.05	**$0.10**
盈利派息比率	不適用	3.1	不適用	3.3	**3.4**
每股資產淨值	$7.3	$7.4	$6.6	$7.3	**$7.8**
流動資產與流動負債比率	6.4	12.2	14.5	6.4	**12.9**
資本負債比率	10.3%	5.5%	5.9%	5.8%	**8.5%**

IMPORTANT

***If you are in any doubt** about this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.*

***If you have sold** all your shares in Tai Cheung Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.*

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other material facts not contained herein the omission of which would make any statement contained in this circular misleading.

TAI CHEUNG HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00088)

Directors:
David Pun CHAN *(Chairman)*
Ivy Sau Ching CHAN
*Joseph Wing Siu CHEUNG
*Karl Chi Leung KWOK
William Wai Lim LAM
Wing Sau LI
*Benedict Cho Hung WOO

** Independent non-executive directors*

Registered Office:
Rosebank Centre
14 Bermudiana Road
Pembroke
Bermuda

Head Office:
20th Floor
The Hong Kong Club Building
3A Chater Road, Central
Hong Kong

6th July 2005

To the shareholders

Dear Sir/Madam,

PROPOSALS INVOLVING
GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES
NOTICE OF ANNUAL GENERAL MEETING
AND
RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this circular is to provide you with information relating to (i) the Ordinary Resolutions to renew the general mandates to repurchase shares and to issue shares to be proposed at the forthcoming 2005 Annual General Meeting; (ii) the Notice convening the Annual General Meeting; and (iii) re-election of directors.

GENERAL MANDATE TO REPURCHASE SHARES

A general mandate for repurchase of the Company's own shares was granted by shareholders of the Company at the Company's annual general meeting held on 1st September 2004. This general mandate will lapse at the forthcoming 2005 Annual General Meeting unless the authority is renewed by ordinary resolution at that meeting. At the 2005 Annual General Meeting, an ordinary resolution will be proposed to grant a general mandate to the directors of the Company (the "Directors") to exercise the powers of the Company to repurchase shares of the Company up to a maximum of 10% of the issued share capital of the Company at the date of the resolution (the "Repurchase Mandate"). The Directors have no present intention to repurchase any shares.

Information relating to the Repurchase Mandate as required by the Listing Rules is set out in the Appendix hereto.

GENERAL MANDATE TO ISSUE SHARES

It will be proposed at the 2005 Annual General Meeting two ordinary resolutions (i) granting to the Directors a general mandate to allot, issue and deal with shares not exceeding 20% of the issued share capital of the Company at the date of the resolution (the "Issue Mandate") and (ii) extending the Issue Mandate by adding to it the number of shares repurchased by the Company under the Repurchase Mandate. The Issue Mandate will provide the Company the flexibility to make such issue when appropriate and beneficial to the Company. The Directors have no immediate plans to issue new shares.

ANNUAL GENERAL MEETING

Notice of the 2005 Annual General Meeting is set out on pages 8 to 10 of this circular. A form of proxy for use at the Annual General Meeting is enclosed with this circular. Whether or not you intend to be present at the meeting you are requested to complete the form of proxy and return it to the Company's Registrars in Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding that meeting.

The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting.

According to the Bye-laws of the Company, a resolution put to the vote of the general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.

RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to Bye-law 83(2) of the Company, Mr. Joseph Wing Siu Cheung and Mr. William Wai Lim Lam who were appointed as Independent Non-executive Director and Executive Director of the Company respectively during the year, will hold office until the 2005 Annual General Meeting of the Company and being eligible, offer themselves for re-election.

Pursuant to Bye-law 84 of the Company, Mr. Wing Sau Li will retire by rotation at the 2005 Annual General Meeting of the Company and, being eligible, offers himself for re-election.

The particulars of the above directors are as follows:

Mr. Joseph Wing Siu Cheung, MS, aged 59, has been an Independent Non-executive Director of the Company since 2004. Mr. Cheung is also a member of the Audit Committee of the Company. He does not hold other directorships in the Company's group of companies. He is a director of The Garden Company Limited and its major subsidiaries ("The Garden Group") and has over 25 years' experience in manufacturing, sales and marketing management in The Garden Group. Mr. Cheung does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Other than the director's fee as mentioned below, Mr. Cheung does not receive any director's emolument.

Mr. William Wai Lim Lam, BBus MBA CPA CPA(Aust.) CPA(US) FCCA, aged 41, has been an Executive Director of the Company since 2004. Mr. Lam is also the Chief Accountant of the Company and its subsidiaries (the "Group") and a director of Tai Cheung Properties Limited, a subsidiary of the Company. Mr. Lam joined the Group in 1996. He has more than 15 years' experience both in auditing, accounting, corporate finance and strategic planning. Mr. Lam does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is an employment contract between Mr. Lam and a subsidiary of the Group which can be terminated by either party giving to the other party three months written notice without payment of compensation. Mr. Lam is entitled to an annual emolument of approximately HK$1,000,000 including salary, discretionary bonus and provident fund benefits. Mr. Lam's emoluments are determined with reference to his experience and responsibility as well as the prevailing market conditions.

Mr. Wing Sau Li, BA DipMS, aged 52, has been an Executive Director of the Company since 1997. Mr. Li is also the Controller - Project and Construction of the Group and a director of certain subsidiaries of the Company. Mr. Li joined the Group in 1994. Prior to joining the Group, he worked as project manager of a project and construction management consultant company in Canada. Mr. Li has more than 25 years' project management experience both in Hong Kong and Canada. Mr. Li has an interest of 54,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is an employment contract between Mr. Li and a subsidiary of the Group which can be terminated by either party giving to the other party 3 months written notice without payment of compensation. Mr. Li is entitled to an annual emolument of approximately HK$1,300,000 including salary, discretionary bonus and provident fund benefits. Mr. Li's emoluments are determined with reference to his experience and responsibility as well as the prevailing market conditions.

Each of the above directors did not hold other directorships in listed companies in the last three years. They are not connected with any directors, senior management or substantial or controlling shareholders of the Company. There is no service contract signed between each of the above directors and the Company for service as director. They do not have fixed term of service with the Company and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws. They receive director's fee as approved from time to time by shareholders at annual general meetings of the Company (2004: HK$50,000 per annum for each director). Save as disclosed above, there is no other matters that need to be brought to the attention of the shareholders of the Company.

RECOMMENDATION

The Directors consider the Repurchase Mandate and the Issue Mandate (together with its extension) are in the best interests of the Company and its shareholders. The Directors recommend that all shareholders should vote in favour of the ordinary resolutions Nos. 5(a), 5(b) and 5(c) to be proposed at the forthcoming 2005 Annual General Meeting.

By Order of the Board
David Pun Chan
Chairman

APPENDIX – REPURCHASE MANDATE EXPLANATORY STATEMENT

This explanatory statement contains all the information required by the Listing Rules on repurchase of shares:

Share Capital

As at 30th June 2005, being the latest practicable date prior to the printing of this circular, the issued share capital of the Company comprised 617,531,425 shares of HK$0.10 each.

Subject to the passing of the ordinary resolution to approve the Repurchase Mandate and on the basis that no further shares are issued or repurchased prior to the 2005 Annual General Meeting, the Company will be allowed under the Repurchase Mandate to repurchase a maximum of 61,753,142 shares, being 10% of the entire issued share capital of the Company.

Shareholders' Approval

All repurchase of shares must be approved by shareholders in advance by means of an ordinary resolution, either by way of a general mandate or by specific resolution in relation to specific transactions.

Reason for the Repurchase

Repurchase of shares will only be made when the Directors consider that it will benefit the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per share.

Source of Funds

Repurchases must be financed out of funds legally available for the purpose in accordance with the memorandum of association and Bye-laws of the Company and the laws of Bermuda. The law of Bermuda provide that the amount of capital repaid in connection with a share repurchase may only be paid out of either capital paid up on the shares to be repurchased, or the profits that would otherwise be available for dividend or distribution or the proceeds of a fresh issue of shares made for that purpose. The premiums payable on repurchase must only be paid out of either the profits that would otherwise be available for dividends or out of the share premium or contributed surplus account of the Company. It is envisaged that any repurchase of shares by the Company would be financed out of the same sources of fund as above described.

There might be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31st March 2005) in the event that the proposed Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Trading Restrictions

A maximum of 10% of the fully paid-up issued shares of a company at the date of the resolution authorising the repurchase mandate may be repurchased on market.

Disclosure of Interests

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates have any present intention to sell any shares to the Company under the proposed Repurchase Mandate if such is approved by the shareholders of the Company.

The Company has not been notified by any "connected persons" (as defined in the Listing Rules) that they have a present intention to sell any shares to the Company, or that they have undertaken not to do so, in the event that the proposed Repurchase Mandate is approved by the shareholders of the Company.

Effect of the Hong Kong Code on Takeovers and Mergers (the "Code")

As at the date of this circular, Madam Chan Poon Wai Kuen together with her parties acting in concert (i.e. including Mr. David Pun Chan and Ms. Ivy Sau Ching Chan) were interested in 285,824,131 shares, representing approximately 46.28% of the issued share capital of the Company. In the event that the Directors exercise in full the Repurchase Mandate, their collective shareholdings would be increased to approximately 51.43%, the resultant increase in voting rights held by Madam Chan Poon Wai Kuen and parties acting in concert with her will give rise to an obligation to make a mandatory offer in accordance with Rules 26 and 32 of the Code. However, the Directors have no present intention to exercise the Repurchase Mandate to such extent as would give rise to such an offer obligation. The Directors do not propose to repurchase shares to such an extent as to result in less than 25% of the shares in public hands.

The Directors have undertaken to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the applicable laws of Bermuda and the Listing Rules.

Repurchase made by the Company

The Company has not purchased any of its shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

Share Prices

The highest and lowest prices at which the shares of the Company have traded on the Stock Exchange in the past twelve months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
July 2004	$2.825	$2.500
August 2004	$2.900	$2.450
September 2004	$3.450	$2.875
October 2004	$3.350	$3.025
November 2004	$4.350	$3.175
December 2004	$4.300	$3.750
January 2005	$4.275	$3.750
February 2005	$4.325	$3.850
March 2005	$4.300	$3.800
April 2005	$4.075	$3.775
May 2005	$4.250	$3.850
June 2005	$4.300	$4.000

TAI CHEUNG HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 00088)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Chater Room I & II, Function Room Level, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong on Thursday, 1st September 2005 at 10:00 a.m. for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st March 2005.

2. To declare a final dividend.

3. To elect Directors and fix the Directors' fees.

4. To appoint Auditors and fix their remuneration.

As special business, to consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:

5. (a) "**THAT**:–

(i) subject to paragraph (ii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (i) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(b) "**THAT** a general mandate be and is hereby unconditionally given to the Directors of the Company to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this Resolution until the next Annual General Meeting."

(c) "**THAT** the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution (b) set out in item 5 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution (a) set out in item 5 of the notice convening this meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the existing issued share capital of the Company."

By Order of the Board
Ivy Yee Har Tam
Secretary

Hong Kong, 6th July 2005

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. The form of proxy must be deposited with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited of 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the Meeting.

3. The Register of Members will be closed from Friday, 26th August 2005 to Thursday, 1st September 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at the address set out above not later than 4:00 p.m. on Thursday, 25th August 2005.

Tai Cheung Holdings Limited

(Incorporated in Bermuda with limited liability)

Form of Proxy

I/We ____

of ____

being the registered holder(s) of ____________________ shares of HK$0.10 each in the capital of Tai Cheung Holdings Limited (the "Company") hereby appoint the Chairman of the Meeting

or ____

of ____

as my/our proxy to attend and vote for me/us and on my/our behalf as directed below at the Annual General Meeting ("AGM") of the Company to be held on Thursday, 1st September 2005 and at any adjournment thereof on the undermentioned resolutions.

Resolutions			See Note 1	
			For	**Against**
1.	To adopt the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st March 2005.			
2.	To declare a Final Dividend.			
3.	(a)	To re-elect Mr. Joseph Wing Siu Cheung as director.		
	(b)	To re-elect Mr. William Wai Lim Lam as director.		
	(c)	To re-elect Mr. Wing Sau Li as director.		
	(d)	To fix the Directors' fees.		
4.	To re-appoint Messrs PricewaterhouseCoopers to be Auditors of the Company at a fee to be agreed by the Directors.			
5.	(a)	To approve the general mandate for repurchase of shares.		
	(b)	To approve the general mandate to issue new shares.		
	(c)	To extend the general mandate to issue new shares by adding to it the number of shares repurchased.		

Signed this ______________ day of ______________ 2005.

Signature of Shareholder: ______________________________

Notes:

1. Please indicate with "✓" in the appropriate box beside each of the resolutions how you wish your vote(s) to be cast on a poll. In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his discretion.
2. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting" and insert the name and address of proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.
3. To be valid this proxy form must be completed, signed and deposited with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the Meeting.
4. A member entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a member of the Company.
5. Completion and delivery of this Form of Proxy will not preclude you from attending and voting at the AGM if you so wish.
6. Notice of the AGM is contained in the circular issued by the Company dated 6th July 2005 which is sent to the shareholders of the Company together with this Form of Proxy.

大昌集團有限公司

（於百慕達註冊成立之有限公司）

委任表格

本人／公司 ____________________

居／位於（地址） ____________________

乃大昌集團有限公司（「本公司」）之股東登記持有股本中每股面值港幣0.10元股份共____________股，

現委任大會主席

或（姓名／名稱） ____________________

居／位於 ____________________

為本人／公司代表出席二零零五年九月一日（星期四）舉行之股東週年大會，並代表本人／公司在會中或延會時按下列指示投票，決定下述議案：－

議案	**參閱說明**	
	贊成	**反對**
（一） 接納本公司截至二零零五年三月三十一日止年度之賬目，董事局及核數師報告書。		
（二） 宣佈派發末期股息。		
（三） (a) 重選張永兆先生為董事。		
(b) 重選林威廉先生為董事。		
(c) 重選李永修先生為董事。		
(d) 釐定董事袍金。		
（四） 再度聘請羅兵咸永道會計師事務所為本公司核數師，其酬金則授權董事局釐定。		
（五） (a) 授權購回股份。		
(b) 授權發行新股。		
(c) 擴大授權發行新股之限額包括購回之股份數目。		

二零零五年 ________ 月 ________ 日

股東簽署： ____________________

說明：

1. 請在每一議案之適當空格內填"✓"字樣，以說明台端希望代表應如何代為投票。倘無此一指示，則代表將隨意表示贊成、反對或棄權。
2. 如　閣下擬委任大會主席以外人士為代表，請刪去「大會主席」字樣，並在空欄內填上　閣下所擬委任代表之姓名及地址。本代表委任表格之每項更改，均須由簽署人簡簽。
3. 此委任表格必須填寫、簽署，並於大會舉行四十八小時前送達本公司在香港之股票登記過戶處香港中央證券登記有限公司於香港皇后大道東183號合和中心十七樓，方為有效。
4. 凡有權出席股東週年大會並於會上投票之股東，均有權委派一位或多位代表出席大會並於投票表決時投票。委任代表毋須為本公司股東。
5. 填妥及交回代表委任表格後，　閣下屆時仍可親身出席股東週年大會並於會上投票。
6. 股東週年大會通告刊載於本公司二零零五年七月六日之通函，連同本代表委任表格一併寄予各股東。

重要提示

閣下如對本通函有任何疑問，應諮詢 閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售名下所有之大昌集團有限公司股份，應將本通函送交買主、或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

本通函的資料乃遵照上市規則而刊載，旨在提供有關本公司的資料。各董事對本通函所載資料的準確性共同及個別地承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本通函並無遺漏任何其他重大事實，足以令本通函所載任何內容產生誤導。

香港聯合交易所有限公司對本通函內容概不負責，對其準確性或完整程度亦不發表任何聲明，並明確表示不會就本通函全部或任何部份內容所產生或因倚賴該等內容而引致之任何損失承擔責任。

大昌集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：00088）

董事：
陳斌（主席）
陳秀清
*張永兆
*郭志樑
林威廉
李永修
*胡祖雄

*獨立非執行董事

註冊辦事處：
Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

總辦事處：
香港中環遮打道三號A
香港會所大廈
二十樓

敬啟者：

建議授權購回股份及發行股份
股東週年大會通告
及
重選退任董事

緒言

本文旨在向 閣下提供資料有關(i)普通決議案授權購回股份及發行股份，該項決議案擬於二零零五年之股東週年大會上建議提呈；(ii)股東週年大會通告及(iii)重選退任董事。

授權購回股份

於二零零四年九月一日股東週年大會上，本公司董事局（「董事局」）已獲股東授權購回本公司股份。除非可於本年度股東週年大會上經普通決議案批准予以延續，否則此項授權有效至該會結束止。董事局擬於本年度股東週年大會上提呈一項普通決議案授權董事局根據本公司之權力購回股份總數不超過本公司於該決議案通過當日之已發行股本百分之十（「購回授權」）。董事局現時無意購回任何股份。

根據上市規則規定須於説明函件內刊載購回股份之所需資料載於本通函附錄內。

授權發行股份

於本年度股東週年大會上將提呈普通決議案(i)授權董事局增發及處理不超過本公司於該決議案通過當日之已發行股本面值總額百分之二十之新股（「發行股份授權」）；及(ii)在該發行股份授權加入購回授權中之回購股份。發行股份授權賦予公司靈活性，於適當時候進行對公司有利。董事局目前並無計劃發行新股。

股東週年大會

股東週年大會通告載於本通函第八頁至第十頁。本通函隨附供股東週年大會使用之委任代表表格。無論　閣下是否擬出席股東週年大會，均請按照該表格上印行之指示填妥表格，並於大會召開時間不少於四十八小時前送達本公司之股票登記過戶處。

股東將委任代表表格填妥並交回本公司之股票登記過戶處後，仍可出席股東大會，並可於會上或以投票方式表決時親自投票，但在此情況下，委任代表表格則作廢。

根據公司細則，提呈股東大會表決的決議案須以舉手方式表決，除非（於宣佈以舉手方式表決之結果前或作出此宣佈時或就任何投票方式進行表決的其他要求被撤回時）下列人士要求以投票方式進行表決：

（甲）大會主席；或

(乙) 最少三名親身出席之股東(或倘股東為法團,則其正式授權代表)或當時有權於會上投票之委任代表;或

(丙) 任何一名或多名親身出席之股東(或倘股東為法團,則其正式授權代表)或委任代表,並代表不少於全體有權於會上投票之股東之投票權總額十分之一;或

(丁) 任何一名或多名親身出席之股東(或倘股東為法團,則其正式授權代表)或委任代表,並持有獲賦予於會上投票權利之股份,而該等股份之實繳股款總額不少於全部獲賦該項權利之股份實繳股款總額十分之一。

股東之委任代表或倘股東為法團其正式授權代表要求以投票方式進行表決等同股東要求一樣。

重選退任董事

年度內獲本公司委任之獨立非執行董事張永兆先生及執行董事林威廉先生,根據本公司細則第83(2)條,其任期至本公司二零零五年度股東週年大會為止,該兩位董事均願意膺選連任。

根據本公司細則第84條,李永修先生將於本公司二零零五年度股東週年大會上任滿告退,惟其符合資格膺選連任。

上述董事的詳細資料如下:

張永兆先生,MS,59歲,二零零四年起出任為本公司獨立非執行董事。張先生亦為本公司審核委員會委員之一。張先生並無出任本公司集團中其他公司之董事職務。彼現為嘉頓有限公司及其主要附屬公司(「嘉頓集團」)之董事。張先生於嘉頓集團累積逾二十五年製造、營業及市場管理經驗。張先生並無持有就《證券及期貨條例》第XV部所指之本公司任何股份權益。除以下所述董事袍金外,張先生並無任何董事酬金。

林威廉先生,BBus MBA CPA CPA(Aust.) CPA(US) FCCA,41歲,二零零四年起出任本公司執行董事。林先生亦為本公司及其附屬公司(「本集團」)總會計及本公司一間附屬公司大昌地產有限公司之董事。林先生於一九九六年加入本集團。彼於核數、會計、企業融資及策略規劃方面擁有逾十五年經驗。林先生並無持有就《證券及期貨條例》第XV部所指之本公司任何股份權益。林先生與本集團一間附屬公司訂有

僱員服務合約，雙方可向對方發出不少於三個月書面通知終止該合約而無須作出任何賠償。林先生之薪酬每年約共港幣一百萬元，當中包括薪金、酌情發放的花紅及公積金福利。林先生之酬金乃參考其資歷，職責及當時市場狀況而釐定。

李永修先生，BA DipMS，52歲，一九九七年起出任為本公司執行董事。李先生亦為本集團工程策劃及建築控制總監及本公司某幾間附屬公司之董事。李先生於一九九四年加入本集團。加入本集團前彼為一加拿大地產建築策劃顧問公司之工程策劃經理，在香港及加拿大積逾二十五年工程策劃之工作經驗。根據《證券及期貨條例》第XV部，李先生持有本公司54,000股股份權益。李先生與本集團一間附屬公司訂有僱員服務合約，雙方可向對方發出不少於三個月書面通知終止該合約而無須作出任何賠償。李先生之薪酬每年約共港幣一百三十萬元，當中包括薪金、酌情發放的花紅及公積金福利。李先生之酬金乃參考其資歷，職責及當時市場狀況而釐定。

上述董事於過去三年均無出任其他上市公司董事職務。彼等均與本公司任何董事、高級管理人員、主要或控股股東概無關連。本公司並無分別與彼等就董事委任訂立任何服務合約，彼等之任期並無定明，惟須於股東週年大會上根據公司章程輪值告退及重選連任。彼等收取不時由本公司股東於股東週年大會上議決通過之董事袍金（二零零四年度：每位董事袍金每年為港幣五萬元）。除上文所披露者外，並無本公司股東需要知悉的任何其他事項。

建議

董事局認為授權購回股份及發行股份（連同購回授權中的回購股份）之建議符合本公司及其股東之最佳利益，故推薦全體股東投票贊成擬於本年度股東週年大會上提呈之第五(a)，五(b)及五(c)項普通決議案。

此致

列位股東　台照

主席
陳　斌
謹啟

香港，二零零五年七月六日

附錄－購回授權説明函件

上市規則規定須於説明函件內刊載購回股份之所需資料如下：－

股本

於二零零五年六月三十日，即本通函印製前之最後可行日期，本公司有617,531,425股每股面值港幣0.10元之已發行股本。

如購回授權之普通決議案獲得通過及在召開二零零五年股東週年大會前並無發行或購回額外股份，則本公司根據購回授權將可購回股份數目最多可達61,753,142股，即本公司全部已發行股本百分之十。

股東批准

所有股份回購之交易，須事先以一項普通決議案或以授權方式或以特定議案，予以通過。

購回股份理由

董事局只在合符公司及股東利益等情況下才考慮進行購回股份計劃。董事局相信基於當時之市場情況及資金安排，該等購回可提高資產淨值及／或每股盈利。

資金來源

購回股份須依據公司組織章程大綱及細則以及百慕達法例運用可合法用於購回股份之資金，百慕達法例規定與購回股份有關之資金償還數額只可運用購回股份之繳足股本或原可供派息用或分配之溢利或為購回股份而發行新股所得之資金支付及於購回該等股份時所付之溢價只可由原可供派息用之溢利或由公司股份溢價賬或繳入盈餘賬中支付。預期用以購回本公司股份之資金將會由上述可作此用途之資金提供。

在建議之股份購回期間內，全部實施購回授權建議，可能對本公司之營運資金或資本與負債比率有重大之不利影響（相對於截至二零零五年三月三十一日止年度年報內之已審核綜合賬目所披露之情況而言）。然而，董事局倘認為購回股份對本公司所須營運資金或資本負債比率會有重大之不利影響時，則不會行使購回權力。

買賣之限制

於市場購回之股份總數以不超過本公司於購回授權決議案通過當日已發行繳足股本百分之十為限。

權益披露

目前並無任何董事或（於作出一切合理查詢後，就其所知）其聯繫人等表示，擬根據購回授權建議（如獲本公司股東批准）出售任何股份予本公司。

目前並無任何關連人士（按上市規則之定義）知會本公司，倘購回授權建議獲得批准，彼等擬出售股份予本公司，或作出不出售股份之承諾。

香港公司收購及合併守則之影響

於本通函之日，陳潘慧娟女士連同其一致行動人士（換言之包括陳斌先生及陳秀清女士）合共擁有285,824,131股，約佔本公司已發行股本百分之四十六點二八。倘董事局全面行使購回授權，彼等在本公司之已發行股本中的權益將增加至百分之五十一點四三，該項增加將可能導致須遵照香港公司收購及合併守則第二十六條及第三十二條之規定提出強制性全面收購股份建議。董事局目前無意行使購回授權而導致須承擔收購責任或引致公眾人士所持的股份低於百分之二十五。

董事局向香港聯合交易所有限公司（「聯交所」）作出承諾，彼等將根據百慕達法例及上市規則行使股份購回之授權。

本公司購回證券

在本函日期之前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

股份價格

股份於過去十二個月於聯交所進行買賣之最高及最低價如下：

	最高價 港幣元	**最低價** 港幣元
二零零四年七月	2.825	2.500
二零零四年八月	2.900	2.450
二零零四年九月	3.450	2.875
二零零四年十月	3.350	3.025
二零零四年十一月	4.350	3.175
二零零四年十二月	4.300	3.750
二零零五年一月	4.275	3.750
二零零五年二月	4.325	3.850
二零零五年三月	4.300	3.800
二零零五年四月	4.075	3.775
二零零五年五月	4.250	3.850
二零零五年六月	4.300	4.000

TPL 大昌集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：00088）

股東週年大會通告

敬啟者：本公司訂於二零零五年九月一日（星期四）上午十時假座香港干諾道中三號麗嘉酒店宴會樓層宴會廳I－II舉行股東週年大會，以便討論下列議案：

（一） 省覽截至二零零五年三月三十一日止全年度之結算書及董事局與核數師報告書。

（二） 宣佈派發末期股息。

（三） 選舉董事及釐定董事袍金。

（四） 委聘核數師並釐定其酬金。

特別事務，考慮及酌情通過下列議案為普通決議案：

（五） (a) 「**動議**：

(i) 在本決議案(ii)段之限制下，一般性及無條件批准本公司董事局可於有關期間（定義見下文）內行使本公司之一切權力，按照所適用之法例及香港聯合交易所有限公司之上市規則購回本公司每股面值港幣0.10元之股份；

(ii) 本公司根據本決議案(i)段而購回之股份，其面值總額不得超過本公司於此項決議案通過當日之已發行股本面值總額百分之十，而上文之批准亦應以此為限；及

(iii) 就本決議案而言，「有關期間」乃指由本決議案通過之日期至下列三者中較早之日期：

(1) 本公司下屆股東週年大會結束；

(2) 按法律規定舉行下屆股東週年大會之期間屆滿時；及

(3) 本決議案所授權力經由本公司股東在股東大會上以普通決議案撤銷或更改之日。」

(b) 「**動議**：

無條件授權董事局增發及處理不超過本公司於本決議案通過當日之已發行股本百分之二十之新股，此授權令有效至下屆股東週年大會為止。」

(c) 「**動議**：

本公司根據本大會通告第五項普通決議案(a)項授予董事之授權所購回本公司股本中之股份總面值，將加入本公司董事根據本大會通告第五項普通決議案(b)項增發及處理之股本面值，惟數額不得超過本公司於通過本決議案當日之已發行股本總面值百分之十。」

承董事局命
秘書
譚綺霞

香港，二零零五年七月六日

附註：

1. 凡有權出席上述通告召開之大會及於會上投票之股東，均可委任一位或多位代表出席會議並於表決時代其投票，受委代表毋須為公司股東。

2. 委任代表表格最遲須於大會召開時間四十八小時前送達在香港之股票登記過戶處香港中央證券登記有限公司於香港灣仔皇后大道東一八三號合和中心十七樓，方為有效。

3. 公司將於二零零五年八月二十六日（星期五）至二零零五年九月一日（星期四）首尾兩天包括在內暫停辦理過戶手續，如欲享有建議派發之股息者，須於二零零五年八月二十五日（星期四）下午四時前，將有關股票連同過戶文件送達上述之股票登記過戶處。

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

(Stock Code: 00088)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Chater Room I & II, Function Room Level, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong on Thursday, 1st September 2005 at 10:00 a.m. for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st March 2005.
2. To declare a final dividend.
3. To elect Directors and fix the Directors' fees.
4. To appoint Auditors and fix their remuneration.

As special business, to consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:

5. (a) "**THAT**:–

   (i) subject to paragraph (ii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

   (ii) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (i) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

   (iii) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

   (1) the conclusion of the next Annual General Meeting of the Company;

   (2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

   (3) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

   (b) "**THAT** a general mandate be and is hereby unconditionally given to the Directors of the Company to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this Resolution until the next Annual General Meeting."

   (c) "**THAT** the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution (b) set out in item 5 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution (a) set out in item 5 of the notice convening this meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the existing issued share capital of the Company."

By Order of the Board
Ivy Yee Har Tam
Secretary

Hong Kong, 6th July 2005

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.
2. The form of proxy must be deposited with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited of 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the Meeting.
3. The Register of Members will be closed from Friday, 26th August 2005 to Thursday, 1st September 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at the address set out above not later than 4:00 p.m. on Thursday, 25th August 2005.
4. In relation to Resolutions No. 3 in this notice, Messrs Joseph Wing Siu Cheung, William Wai Lim Lam and Wing Sau Li will retire at the meeting and will be eligible for re-election. Details of these Directors are set out in the circular dated 6th July 2005.

As at the date hereof, the Board comprises Mr. David Pun Chan (Chairman), Mr. William Wai Lim Lam and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Karl Chi Leung Kwok, Mr. Joseph Wing Siu Cheung and Mr. Benedict Cho Hung Woo as independent non-executive directors.

The Harcourt House Property and the [illegible]